SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month ending November 30, 2002.

                                   ----------

                               DUNDEE BANCORP INC.
                 (Translation of Registrant's Name into English)

                                   55th Floor
                               40 King Street West
                                Toronto, Ontario
                                 Canada M5H 4A9
                    (Address of Principal Executive Offices)

                                   ----------

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F         Form 40-F    X
                            -------           -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes               No    X
                      ------           -------

                              GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

         This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Documents Required to be Furnished.

         Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

         The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

         This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

         If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

         This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

         Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

         Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  DUNDEE BANCORP INC.


Date December 2, 2002             By:      /s/ Lori E. Beak
     ---------------------------           -------------------------------------
                                           Name:    Lori E. Beak
                                           Title:   Assistant Secretary

                               DUNDEE BANCORP INC.
                 ANNOUNCES THIRD QUARTER 2002 FINANCIAL RESULTS
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

November 19, 2002, Toronto, Ontario - Dundee Bancorp Inc. (DBC.A - TSX) In the Annual Report for the year 2001, shareholders were told that we were a company "under construction" - "a work in progress". These statements were a particular reference to the continued build-out of the financial service business of our subsidiary, Dundee Wealth Management, as well as the consolidation and rationalization of the resource portfolio of Dundee Resources Ltd.

Having completed almost eleven months of 2002, management can report that we have made considerable progress on both fronts. In Dundee Wealth we have been growing assets under management and distribution power, both internally and by acquisition. Having accomplished this during an environment of capital market negativity is quite gratifying and reflects well on a vibrant, passionate and committed management team.

Dundee Resources has likewise made progress in its efforts to rationalize which, while not so obvious, will soon begin to bear fruit.

The progress on our real estate portfolio has been publicly reported elsewhere with excellent financial results from Dundee Realty Corporation, of which we now own 45%.

Unfortunately, as measured by our quoted stock price, our management team's commitment, passion and hard work has gone unnoticed by outside stock market investment participants. Shareholders in the past were advised that the share value of our company is much in excess of current market related prices. In one instance, this was supported by an independent study that fully outlined that fact. While that study is now several years old, management believes that shareholder wealth has increased further since that last report.

Accordingly, management continues to purchase shares of our company for cancellation to treasury. Management intends to continue this practice to the extent allowable under regulatory requirements and taking into consideration the prudent management of our balance sheet. In particular, shareholders should be aware that some of the Company's subsidiaries are investigating acquisition opportunities which, if completed, may be considered material. It is in the positive interest of all shareholders to continue the purchase of our shares for cancellation to treasury and it is management's intention to continue that practice.

                 ACQUISITIONS BY THE WEALTH MANAGEMENT DIVISION

CANADIAN FIRST FINANCIAL GROUP INC.
In August 2002, Dundee Wealth Management, the Company's 84%-owned subsidiary, completed the acquisition of Canadian First Financial Group Inc. ("CFFG"), a public financial services company. The main operating subsidiaries of CFFG, including Ross Dixon Financial Services Limited ("Ross Dixon") and Hewmac Investment Services Inc. ("Hewmac"), both mutual fund dealers, have been integrated into the operations of Dundee Wealth's mutual fund dealer subsidiary Dundee Private Investors Inc. The total purchase price, as further disclosed in note 2 to the financial statements, was $13.4 million, including a cash payment of $10.7 million and the assumption of certain obligations and acquisition costs estimated at $2.7 million. CFFG added approximately 200 investment advisors and $2.1 billion of client assets under administration to the wealth management division.


-------------------
DUNDEE BANCORP INC.                                                            1

STRATEGICNOVA INC.
On October 2, 2002, Dundee Wealth completed the acquisition of StrategicNova Inc., a provider of mutual funds and other investment products as well as a corporate restructuring. As part of the acquisition, Dundee Wealth transferred substantially all of its assets and liabilities, including its interest in its operating subsidiaries to a new holding company, DWM Inc. ("DWM"), in exchange for an 81.7% interest in DWM. In exchange for its interest in StrategicNova, CDP Capital - Financial Services, the former majority shareholder of StrategicNova, exchanged $31 million of debt for equity of DWM and added a net amount of $15 million in cash to acquire an 18.3% interest in DWM. Dundee Wealth intends to integrate the operations of StrategicNova (now DynamicNova Inc.) with Dundee Wealth's subsidiary, Dynamic Mutual Funds Ltd. Details of the transaction are further discussed in note 5 to the financial statements.

After one-time integration costs estimated at $8 million, part of which will form part of the purchase equation, the integration of operations of DynamicNova with those of the wealth management division are expected to gradually generate annual operating synergies of about $20 million, in addition to the results of operations which will be consolidated with the results of DWM from the date of acquisition.

At the date of acquisition, the transaction increased assets under management of Dundee Wealth by 33% to $8.3 billion.

                              RESULTS OF OPERATIONS


SEGMENTED OPERATING RESULTS

(in thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------
SEGMENTED (LOSS) EARNINGS
                                                 Wealth            Corporate and         International
                                               Management         Merchant Banking        Activities              TOTAL
------------------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30,      2002      2001        2002      2001       2002       2001       2002        2001
------------------------------------------------------------------------------------------------------------------------------
REVENUES
Management and administration fees        $84,680   $81,883     $     -   $     -     $2,133    $ 1,830   $ 86,813     $83,713
Redemption fees                             6,227     6,756         527     1,413          -          -      6,754       8,169
Financial services                         92,380    83,489           -       382        405        248     92,785      84,119
Intersegment distribution fee revenue           -         -       3,637     4,480          -          -      3,637       4,480
Investment income                             197     2,121       4,550     8,158        (16)       613      4,731      10,892
------------------------------------------------------------------------------------------------------------------------------
                                          183,484   174,249       8,714    14,433      2,522      2,691    194,720     191,373

EXPENSES
Selling, general and administrative        79,259    79,130       4,873     6,445      3,101      2,561     87,233      88,136
Variable compensation                      53,732    43,852           -         -          -          -     53,732      43,852
Share-based compensation                      350         -           -         -          -          -        350           -
Trailer fees                               15,217    14,844           -         -          -          -     15,217      14,844
Intersegment distribution fee expense       3,637     4,480           -         -          -          -      3,637       4,480
Amortization of deferred sales
 commissions                               23,141    24,558           -     4,059          -          -     23,141      28,617
Amortization of goodwill                        -     3,362           -       581          -        360          -       4,303
Depreciation and amortization               4,423     3,786         585       573         78         60      5,086       4,419
Interest expense                            1,568     1,971       8,528     8,489         27        937     10,123      11,397
------------------------------------------------------------------------------------------------------------------------------
                                          181,327   175,983      13,986    20,147      3,206      3,918    198,519     200,048
------------------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS) EARNINGS                   2,157    (1,734)     (5,272)   (5,714)      (684)    (1,227)    (3,799)     (8,675)
Other items:
     Equity earnings (loss)                     -         -       6,898   (32,818)         -          -      6,898     (32,818)
     Investment provision                       -         -      (3,973)  (10,487)         -          -     (3,973)    (10,487)
     Non controlling interest                 290       844           -         -          -          -        290         844
------------------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE TAXES              $ 2,447   $  (890)    $(2,347) $(49,019)   $  (684)   $(1,227)      (584)    (51,136)
Oil and gas properties                                                                                         729          -
Discontinuance of operations in India                                                                            -     (10,092)
Income taxes                                                                                                (1,978)     (1,752)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                          $ (1,833) $  (62,980)
==============================================================================================================================


-------------------
DUNDEE BANCORP INC.                                                            2

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues for the three and nine months ended September 30, 2002 were $26.4 million and $84.7 million, respectively, compared to $26.2 million and $81.9 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million earned in the second quarter, primarily from our closed end and tax-sheltered product lines.

As experienced throughout the industry, general market conditions caused deterioration in the market value of assets under management. Therefore, since January 1, 2002, assets under management have decreased to $6.188 billion from $6.476 billion at the beginning of this year, despite continued net positive sales of over $215 million.

Average assets under management have increased 4% from $6.3 billion for the nine months ended September 30, 2001 to $6.5 billion for the nine months ended September 30, 2002. Net sales activity throughout the third quarter continued a trend towards growth in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of September 2001 to 1.67% at the end of September 2002.

Redemptions of units sold on a deferred sales charge basis during the first nine months of 2002 were $534 million or 61% of all redemptions of corporate products generating $6.2 million of redemption fee revenue for Dundee Wealth. Redemptions have increased by $35.0 million compared to the same period of 2001. However, redemption fee revenues dropped because of a decrease in the average redemption fee rate. The rate reduction is attributable both to the short redemption fee schedule implemented in 1999 as well as a general aging of assets under management. While approximately 46% of fund sales were transacted on a deferred sales charge basis, both in the first nine months of 2002 and 2001, 29% were sold with a short redemption fee option during the current year compared to 20% in the prior year.

In August 2002, Dundee Wealth acquired all of the outstanding common shares of CFFG and its related mutual fund dealers, Ross Dixon and Hewmac (see "Business Acquisitions"). Since acquisition, CFFG has generated financial services revenue of $2.5 million.

Financial services revenue, including CFFG revenue since acquisition, was $92.4 million in the first nine months of 2002 compared to $83.5 million in the same period of the previous year. Although retail commission and trailer revenue earned in the current quarter decreased to about $15.8 million from levels of over $17 million in each of the first two quarters of this year, these revenues are well above comparable industry statistics which show a shortfall for the comparable period.

The strongest growth in financial services revenues has been from corporate finance activities which increased over 125% in the first nine months of 2002 compared to 2001 levels. On a year-to-date basis, Dundee Wealth's brokerage subsidiary, Dundee Securities, has participated in over 100 financing transactions. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, in which Dundee Securities has been a significant participant.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that Dundee Wealth may earn from each of these funds. The amendment was implemented on July 1, 2002, and, as anticipated, it reduces the amount of costs that are being absorbed by Dundee Wealth. In the third quarter, these costs were reduced to $0.6 million compared with $1.2 million in the same period of the prior year.

Also included in the current period is a provision of $2.7 million against certain client accounts of the brokerage division of Dundee Wealth, $0.4 million recognized in the third quarter. Comparable reserves in the same period of 2001 were $2.4 million.


-------------------
DUNDEE BANCORP INC.                                                            3

Variable compensation costs have increased from approximately $43.9 million in the first nine months of 2001 to $53.7 million in the first nine months of 2002. Approximately $7.0 million of this differential is attributable to and consistent with higher financial service revenues year over year. Variable compensation costs dropped 21% from levels in the second quarter of this year, once again reflective of market conditions.

Trailer fees paid by Dundee Wealth during the first nine months of the current year are consistent at approximately $5.0 million per quarter. Trailer fees, before adjusting for any amounts paid between business segments, represent a charge of about 22% of total management fees earned by Dundee Wealth, and continue to represent approximately 0.4% of average assets managed.

At the end of the current quarter, the carrying value of deferred sales commissions was $53.4 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on September 30, 2002, approximates $105 million (2001 - $119 million). Dundee Wealth would be entitled to approximately $101 million (2001 - $99 million) or 96% (2001 - 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $24.6 million in the first nine months of 2001 to $23.1 million in the same period of 2002.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

Consistent with adverse market conditions experienced globally, during the second and third quarter of this year, the market value of the Company's merchant banking portfolio, exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas, fell from $423 million at December 31, 2001 to $413 million at September 30, 2002. Although the market value of the Company's investments in Dundee Realty and Repadre Capital continued to grow, management of the Company conservatively increased its provision against the carrying value of its portfolio by $4.0 million.

At September 30, 2002, 73% of the market value of the investment portfolio was invested in public company securities, 14% in private companies and 13% in mutual funds and other liquid assets.

                      [Investments as at September 30, 2002
                                   [BAR CHART]]


-------------------
DUNDEE BANCORP INC.                                                            4

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

The following table summarizes the carrying value of the Company's investment portfolio as at September 30, 2002.

(in thousands of dollars)
================================================================================
                                                        Book           Market
September 30, 2002                                     Value            Value
--------------------------------------------------------------------------------
Equity accounted investees
     Black Hawk Mining Inc.                          $  3,700        $  3,145
     Breakwater Resources Ltd.                         25,893           6,227
     Dundee Realty Corporation                        143,161         110,548
     Repadre Capital Corporation                       20,866          54,382
     Zemex Corporation                                 36,621          26,733
     Other                                              6,678           5,142
Marketable securities                                  70,054          54,775
Other portfolio investments                           134,029         151,899
--------------------------------------------------------------------------------
                                                     $441,002        $412,851
================================================================================

Investment income for the first three quarters of 2002 was $4.6 million compared with $9.5 million in the same period of the prior year. Although dividend income was consistent at approximately $1.6 million per year, interest income fell short of last year's level, both because of curtailed lending activity and because of lower interest spreads.

(in thousands of dollars)
========================================================================================================================
                                                                                   2002                    2001
                                                                         3rd Quarter      YTD  3rd Quarter        YTD
------------------------------------------------------------------------------------------------------------------------
  Interest, dividends and foreign exchange                                $    879    $  3,329    $  2,540    $  5,366
  Realized investment gains                                                    915       3,246       2,019       8,206
  Realized investment losses                                                (1,024)     (2,024)       (375)     (4,118)
------------------------------------------------------------------------------------------------------------------------
                                                                               770       4,551       4,184       9,454
  Share of earnings (losses) of equity accounted investees                  (1,928)      3,914     (34,333)    (32,684)
  Gains (losses) from dilutions of interest in equity accounted investees      (79)      2,984         (46)       (134)
  Increase in investment provision                                          (3,973)     (3,973)    (18,622)    (18,622)
------------------------------------------------------------------------------------------------------------------------
                                                                          $ (5,210)   $  7,476    $(48,817)   $(41,986)
========================================================================================================================

Net realized gains in the first nine months of 2002 were $1.2 million compared with $4.1 million in the comparable period of 2001. Trading activity in the Company's merchant banking portfolio has been selective in light of market conditions. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

Earnings from equity accounted investees increased to $6.9 million in the first nine months of 2002 compared with equity losses of $32.8 million in the same period of 2001. Equity earnings in the current year include a $4.6 million dilution gain resulting from a financing completed by Repadre Capital. As a result of this financing and subsequent transactions proposed by Repadre, the Company expects that its interest will fall well below 20%, after which the operating results of Repadre will no longer be accounted for on an equity basis.


-------------------
DUNDEE BANCORP INC.                                                            5

Strong earnings in each of Repadre and Dundee Realty have generated equity earnings of $8.9 million. However, losses reported by Breakwater Resources resulted in an equity loss of $4.6 million in the current quarter or $6.6 million on a year-to-date basis, including a dilution loss resulting from the rights offering completed by Breakwater earlier in the year.

General operating costs relating to the merchant banking portfolio and other corporate costs have decreased from $6.4 million in the first nine months of 2001 to $4.9 million in the same period of 2002.

RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totaled $2.1 million in the first nine months of the current year compared to $1.8 million in the same period of last year.

Selling, general and administrative costs associated with the Company's international activities have increased from $2.6 million in 2001 to $3.1 million in 2002. The increase relates primarily to office expansion costs in the Company's Cayman subsidiary.

OIL AND GAS SALES, NET OF ROYALTIES

In the first nine months of 2002, Eurogas earned $4.7 million in revenues from oil and gas sales, net of royalties. The associated operating costs were $1.5 million. Operating costs represent approximately 30% of revenues. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore there are no comparative revenues or expenses.

INTEREST EXPENSE

Interest expense for the nine months ended September 30, 2002 was $9.8 million compared to $11.0 million for the same period of 2001. Approximately 75% of the Company's total interest expense, or $7.6 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $3.4 million in the first nine months of 2001 to approximately $0.7 million per quarter, or $2.2 million in the first nine months of 2002. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.48% in the first nine months of 2001 to 3.51% in the current year, exclusive of stand-by fees. Average interest rates for the third quarter of 2002 are 3.91% (2001 - 5.00%), up slightly from the second quarter rate of 3.44%. Borrowings on US overdrafts decreased from about 5.2% in the first nine months of 2001 to about 2.4% in the current year. The benefit of reduced lending rates has been partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first nine months of 2001.

(in thousands of dollars)
=======================================================================================================================
                                                                                    2002                  2001
                                                                           3rd Quarter    YTD  3rd Quarter      YTD
-----------------------------------------------------------------------------------------------------------------------
  Capital assets                                                          $  1,619    $  4,968   $  1,571    $  4,301
  Bond issue costs                                                              39         118         39         118
  Oil and gas properties                                                       450       1,327          -           -
-----------------------------------------------------------------------------------------------------------------------
                                                                          $  2,108    $  6,413   $  1,610    $  4,419
=======================================================================================================================


-------------------
DUNDEE BANCORP INC.                                                            6

Depreciation of capital assets increased by approximately $0.7 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities. The increase reflects the investment made by Dundee Securities during 2001 to expand its infrastructure.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,470,829 (2001 - 26,309,535). Outstanding options were anti-dilutive.

                         LIQUIDITY AND CAPITAL RESOURCES

General operations and other transactions during the current year have resulted in an outflow of cash and short term investments, reducing the balance from $118.0 million at the end of 2001 to approximately $69.9 million at September 30, 2002.

Cash from operations, before accounting for changes in client account balances in the wealth management division, was $27.8 million. The Company's merchant banking portfolio generated proceeds from sales of investments of $15.4 million, of which $13.9 million was reinvested back into the portfolio in new acquisitions.

The most significant uses of cash during the current year include the following:

o $28.9 million relating to changes in client account balances at Dundee Securities Corporation. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day-to-day basis, but do not necessarily indicate a significant change in the Company's financial position.

o $19.7 million to finance deferred sales commissions of new products in the investment management division.

o $10.7 million to fund the purchase price of CFFG (see "Acquisition of CFFG").

o $12.2 million to acquire 825,167 Subordinate Shares pursuant to the Company's normal course issuer bid at an average price of $14.78 per share in the first quarter of 2002. There were no significant purchases made subsequent to the first quarter of this year.

o The Company's oil & gas subsidiary expended $6.5 million in exploration and development expenditures.

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At September 30, 2002, all regulated entities complied with regulatory capital requirements and securities regulated entities reported excess capital of over $25 million.

Management believes that cash flows generated from management and advisory activities, together with the Company's borrowing facilities and the Company's liquid investments (as described below), will be sufficient to meet ongoing working capital requirements, including planned capital spending, debt servicing requirements and the financing of deferred sales commissions. The Company is in the process of renegotiating its credit facility with its major banker which is expected to be completed by January 1, 2003.


-------------------
DUNDEE BANCORP INC.                                                            7

In addition to cash and short term investments, the Company's portfolio holds certain investments, including money market instruments, bonds and mutual funds which the Company considers liquid investments. At September 30, 2002, these investments had a market value of approximately $54.8 million, representing about 13% of the total market value of the Company's portfolio.

                                  SHARE CAPITAL

At September 30, 2002, there were 24,318,473 Subordinate Shares and 1,049,297 Class B common shares outstanding. During 2002, the Company issued 419,315 Subordinate Shares and added $1.6 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In August 2002, the Company implemented the provisions of its Deferred Share Unit Plan ("DSUP"), which was approved by shareholders at the Annual and Special Meeting of the shareholders of the Company held in June 2002. Under the terms of the DSUP, certain directors or employees of the Company may be granted deferred share units ("Units") at the discretion of the compensation committee of the Board of Directors. The Units will be credited to the account of the participant in the DSUP and may only be redeemed by the participant when such participant ceases to be an employee or director of the Company. At such time, the Company may, at its sole discretion, satisfy the payment of the market value of the Units, determined in accordance with the terms of the DSUP, in its entirety or as a combination of an issuance from treasury of Subordinate Shares, a cash payment or by delivering Subordinate Shares purchased in the open market. Included in current quarter earnings is approximately $67,000 of compensation expense associated with directors fees which management expects will be satisfied by the issuance of Units. Accordingly, the compensation expense has been recorded against an increase in contributed surplus.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Bancorp Inc.
(416) 365-5665

Joanne Ferstman
Vice President and Chief Financial Officer
Dundee Bancorp Inc.
(416) 365-5010


-------------------
DUNDEE BANCORP INC.                                                            8

                              DUNDEE BANCORP INC.
                          CONSOLIDATED BALANCE SHEETS


As at September 30, 2002 and December 31, 2001
(expressed in thousands of Canadian dollars) (unaudited)
===================================================================================================================
                                                                   September 30, 2002            December 31, 2001
-------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and short term investments                                            $   69,884                   $  117,995
Brokerage securities inventory                                                 14,663                       10,613
Accounts receivable                                                            29,546                       39,281
Current taxes receivable                                                          825                           -
Client accounts receivable                                                    228,516                      229,172
Investment portfolio                                                          441,002                      441,324
Future income tax assets                                                       31,905                       23,739
Deferred sales commissions                                                     53,430                       56,910
Capital and other assets (note 2 and 3)                                       169,317                      154,837
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $1,039,088                   $1,073,871
===================================================================================================================

LIABILITIES
Bank indebtedness                                                          $    8,115                   $       -
Accounts payable and accrued liabilities                                       48,735                       46,289
Brokerage securities sold short                                                 2,021                        2,094
Client deposits and related liabilities                                       240,014                      269,615
Current taxes payable                                                              -                         2,344
Corporate debt                                                                206,823                      203,799
Future income tax liabilities                                                  65,604                       66,154
Non controlling interest                                                       39,050                       37,721
-------------------------------------------------------------------------------------------------------------------
                                                                              610,362                      628,016
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital
     Common shares                                                            333,321                      340,109
Retained earnings                                                              95,405                      105,746
-------------------------------------------------------------------------------------------------------------------
                                                                              428,726                      445,855
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $1,039,088                   $1,073,871
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


-------------------
DUNDEE BANCORP INC.                                                            9

                              DUNDEE BANCORP INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                              AT RETAINED EARNINGS


For the three and nine months ended September 30, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts)(unaudited)
===================================================================================================================
                                                                      Three Months                 Nine Months
                                                                  2002           2001          2002           2001
-------------------------------------------------------------------------------------------------------------------
REVENUE
Management and administration fees                          $   27,086     $   26,926    $   86,813     $   83,713
Redemption fees                                                  2,041          2,401         6,754          8,169
Financial services                                              26,372         22,658        92,785         84,119
-------------------------------------------------------------------------------------------------------------------
                                                                55,499         51,985       186,352        176,001
Investment income                                                  770          4,184         4,551          9,454
Oil and gas sales, net of royalties                              1,327              -         4,676              -
-------------------------------------------------------------------------------------------------------------------
                                                                57,596         56,169       195,579        185,455
-------------------------------------------------------------------------------------------------------------------

EXPENSES
Selling, general and administrative                             27,651         31,353        88,412         89,069
Variable compensation                                           16,090         11,503        53,732         43,852
Share-based compensation (note 3)                                  200              -           350              -
Trailer fees                                                     5,130          4,807        15,217         14,844
Operating costs, oil and gas properties                            581              -         1,464              -
-------------------------------------------------------------------------------------------------------------------
                                                                49,652         47,663       159,175        147,765
-------------------------------------------------------------------------------------------------------------------

OPERATING EARNINGS BEFORE INTEREST,
  TAXES AND OTHER NON CASH ITEMS                                 7,944          8,506        36,404         37,690
Amortization of deferred sales commissions                      (7,260)        (9,029)      (23,141)       (28,617)
Amortization of goodwill (note 3)                                    -         (1,436)            -         (4,303)
Depreciation, depletion and amortization                        (2,108)        (1,610)       (6,413)        (4,419)
Interest expense                                                (3,352)        (3,634)       (9,785)       (10,983)
-------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                  (4,776)        (7,203)       (2,935)       (10,632)
Share of earnings (losses) of equity accounted investees        (2,007)       (34,379)        6,898        (32,818)
Increase in investment provision to reflect
  decreases in value of investments                             (3,973)       (18,622)       (3,973)       (18,622)
Income taxes
  Current                                                       (2,232)           148        (8,872)        (7,691)
  Future                                                         5,205            677         6,894          5,939
Non controlling interest                                           477            647           155            844
-------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                     $   (7,306)    $  (58,732)   $   (1,833)    $  (62,980)
===================================================================================================================

===================================================================================================================
RETAINED EARNINGS AT BEGINNING OF PERIOD                    $  102,711     $  159,742    $  105,746     $  163,462
Net loss                                                        (7,306)       (58,732)       (1,833)       (62,980)
Goodwill impairment loss (note 3)                                    -              -        (3,948)             -
Change in opening retained earnings to account for
  changes in accounting policies of equity accounted
  investees, net of tax (note 3)                                     -              -        (2,124)           701
Premiums related to cancellation of share capital                    -           (418)       (2,436)          (437)
Cancellation of share options                                        -              -             -           (154)
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                          $   95,405     $  100,592    $   95,405     $  100,592
===================================================================================================================

===================================================================================================================
LOSS PER SHARE
     Basic loss per share                                   $    (0.29)    $    (2.23)   $    (0.07)    $    (2.39)
     Diluted loss per share                                 $    (0.29)    $    (2.23)   $    (0.07)    $    (2.39)
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

-------------------
DUNDEE BANCORP INC.                                                           10

                              DUNDEE BANCORP INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


For the three and nine months ended September 30, 2002 and 2001
(expressed in thousands of Canadian dollars) (unaudited)
==============================================================================================================================
                                                                            Three Months                    Nine Months
                                                                         2002           2001           2002            2001
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                            $  (7,306)      $ (58,732)      $  (1,833)      $ (62,980)
Non cash items:
     Depreciation, depletion and amortization                           9,368          12,075          29,554          37,339
     Net investment (gains) loss                                          101          (1,645)         (1,223)         (4,088)
     Share of unremitted equity (earnings) loss                         2,007          34,379          (6,898)         32,818
     Increase in investment provision to reflect
       decreases in value of investments                                3,973          18,622           3,973          18,622
     Future income tax provision                                       (5,205)           (677)         (6,894)         (5,939)
     Non controlling interest                                            (477)           (647)           (155)           (844)
     Other non cash components of income                                  808           1,174           1,970           2,831
------------------------------------------------------------------------------------------------------------------------------
                                                                        3,269           4,549          18,494          17,759
Changes in:
     Accounts receivable                                                1,284           2,276          10,569          12,470
     Accounts payable and accrued liabilities                          (3,885)         (3,391)         (1,969)        (19,115)
     Bank indebtedness                                                    776           4,068           8,115         (18,288)
     Current taxes payable                                                506             287          (3,258)         (5,651)
     Brokerage securities inventory, net                               (3,838)           (198)         (4,123)           (619)
     Client accounts receivable, net of deposits and
      related liabilities                                               3,908           3,841         (28,945)         24,220
------------------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES                       2,020          11,432          (1,117)         10,776
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on sales of portfolio investments                              9,307           1,178          15,360          18,016
Acquisition of investments                                             (3,823)         (2,813)        (13,891)        (21,197)
Acquisition of business, less cash therein of $32 (note 2)            (10,712)              -         (10,712)              -
Sales commissions paid on distribution of mutual funds                 (6,428)         (3,894)        (19,661)        (12,728)
Other                                                                  (4,968)         (3,230)        (12,070)         (9,259)
------------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                     (16,624)         (8,759)        (40,974)        (25,168)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in corporate debt                                    (786)           (477)          2,988           9,009
Issuance of Class A subordinate shares, net of costs                      211            (136)          1,619             681
Issuance of shares in subsidiaries to non controlling interest            431             393           1,479             995
Dividends paid to non controlling shareholders                           (131)              -            (131)              -
Issuance of shares in Eurogas to non controlling interest                 217               -             217               -
Acquisition of Class A subordinate shares                                  (2)         (1,773)        (12,192)         (1,998)
Cancellation of options granted                                             -               -               -             (97)
------------------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES                         (60)         (1,993)         (6,020)          8,590
------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD                     (14,664)            680         (48,111)         (5,802)
Cash and short term investments, beginning of period                   84,548          99,974         117,995         106,456
------------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD                      $  69,884       $ 100,654       $  69,884       $ 100,654
==============================================================================================================================
Cash flows from operating activities include the following:
     Interest paid                                                  $   3,352       $   3,634       $   9,785       $  10,983
     Taxes paid                                                     $   2,229       $     (21)      $  13,556       $  14,580
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

-------------------
DUNDEE BANCORP INC.                                                           11

DUNDEE BANCORP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2002 and 2001
(unaudited)
(tabular amounts expressed in thousands of dollars except per share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2.   BUSINESS COMBINATIONS

     In August, 2002, the Company's subsidiary Dundee Wealth Management Inc. ("Dundee Wealth") completed a share acquisition of the issued and outstanding shares of Canadian First Financial Group ("CFFG"), a public financial services company. The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values on acquisition. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and additional obligations in the amount of $2,660,000. The amount by which the total purchase price exceeded the estimated fair value of the tangible net assets acquired was $12,926,000 and has been included in "Capital and other assets" on the balance sheet.

     On September 27, 2002, the operations of the mutual fund dealer subsidiaries of CFFG were integrated with those of Dundee Private Investors Inc., the mutual fund dealer subsidiary of Dundee Wealth.

3.   CHANGES IN ACCOUNTING POLICIES

     Goodwill and Other Intangible Assets

     On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $99,200,000 of goodwill and other intangible assets. These assets were not amortized in the first nine months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and determined that it was appropriate to reduce the carrying value of goodwill related to certain of its international activities by $3,948,000. In accordance with provisions of the new section, the Company has reduced its opening retained earnings as at January 1, 2002 by this amount.


-------------------
DUNDEE BANCORP INC.                                                           12

     The effects of the above change in accounting policy to the interim consolidated financial statements, had the requirements of Section 3062 been applied retroactively to 2001, would have been as follows:


--------------------------------------------------------------------------------------------------------------------
                                                                        2002                             2001
                                                            3rd Quarter          YTD      3rd Quarter          YTD
--------------------------------------------------------------------------------------------------------------------
  Reported loss                                             $  (7,306)      $  (1,833)      $(58,732)      $(62,980)
  Add back amortization of goodwill and
    other intangible assets, net of tax                             -               -          1,381          4,126
                                                            -------------------------------------------------------
  Net loss adjusted for amortization of goodwill
    and other intangible assets                             $  (7,306)      $  (1,833)      $(57,351)      $(58,854)
  Basic and diluted loss per share as reported              $   (0.29)      $   (0.07)      $  (2.23)      $  (2.39)
  Basic and diluted loss per share adjusted for
    amortization of goodwill and other intangible assets    $   (0.29)      $   (0.07)      $  (2.18)      $  (2.24)
-------------------------------------------------------------------------------------------------------------------

     Two of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first nine months of 2002. As a result, these equity accounted investees recorded a reduction to their January 1, 2002 opening retained earnings of approximately $7,500,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

     Other Accounting Changes of Equity Accounted Investees

     An equity accounted investee of the Company has adopted the new CICA recommendation for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the current reporting period. This same investee has amended its policy for revenue recognition on sales of inventory. Under the new method, revenue is recognized upon delivery of inventory to third party customers. Previously, revenue was recognized at the time of production. As a result, this equity accounted investee recorded a reduction to its January 1, 2002 opening retained earnings of approximately $700,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

     The cumulative effects of the above changes to opening retained earnings is summarized in the table below.

     ---------------------------------------------------------------------------
     Change in accounting policies, equity accounted investees        $  (2,124)

     Goodwill impairment adjustment                                   $  (3,948)
     ---------------------------------------------------------------------------

     Share-based Compensation

     The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements in the Company, its subsidiaries and equity accounted affiliated companies.


-------------------
DUNDEE BANCORP INC.                                                           13

     Dundee Bancorp, and its 84%-owned subsidiary, Dundee Wealth, may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.

         Share Purchase Plans

                  During the first nine months of 2002, participants contributed $97,000 to Dundee Bancorp's Share Purchase Plan and received 6,420 Subordinate Shares issued from treasury. The Company recognized compensation expense of $97,000 in respect of the Share Purchase Plan, all of which was used to purchase Subordinate Shares in the open market.

                  During the first nine months of 2002, participants contributed $1,480,000 to the Dundee Wealth Share Purchase Plans and received 353,337 common shares issued from treasury. Included in consolidated operating results is compensation expense of $1,197,000 in respect of the Dundee Wealth Share Purchase Plans of which $699,000 was used to purchase common shares of Dundee Wealth in the open market and $498,000 was used to issue common shares of Dundee Wealth from treasury.

         Share Option Plan

                  The Company has amended the terms of the Share Option Plan component of the Share Incentive Plan. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under Section 3870, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

                  In the current year, the Company granted 35,000 options at an exercise price of $15.40. The options become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. The options expire 10 years from the date of grant.

                  The Company's subsidiary, Dundee Wealth granted 650,500 options in the current year at a weighted average exercise price of $5.38. The options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

                  Certain of the Company's equity accounted investees have implemented similar share option arrangements for their employees.


-------------------
DUNDEE BANCORP INC.                                                           14

                  The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with CICA requirements is as follows:


                 ===========================================================================================================
                                                                             Equity
                                                                           Accounted       Dundee       Dundee
                   For the nine months ended September 30, 2002            Investees       Wealth       Bancorp       Total
                 -----------------------------------------------------------------------------------------------------------
                   Risk free rate of return                                                  5.11%        5.46%
                   Dividend yield                                                            0.00%        0.00%
                   Volatility factor                                                        45.26%       41.93%
                   Weighted average expected option life (years)                                6            6

                   Loss, as reported                                                                               $ (1,833)
                   Calculated valuation of options                          $   (183)    $ (2,263)    $   (366)      (2,812)
                   Non controlling interest                                                                             359
                                                                                                                   ---------
                   Pro forma loss                                                                                  $ (4,286)

                   Pro forma basic and diluted loss per share                                                      $  (0.17)
                 ===========================================================================================================
                 ===========================================================================================================
                                                                            Equity
                                                                           Accounted       Dundee       Dundee
                   For the three months ended September 30, 2002           Investees       Wealth       Bancorp       Total
                 -----------------------------------------------------------------------------------------------------------
                   Risk free rate of return                                                  4.72%
                   Dividend yield                                                            0.00%
                   Volatility factor                                                        51.67%
                   Weighted average expected option life (years)                                6

                   Loss, as reported                                                                               $ (7,306)
                   Calculated valuation of options                          $    (89)    $ (1,036)    $      -       (1,125)
                   Non controlling interest                                                                             166
                                                                                                                   ---------
                   Pro forma loss                                                                                  $ (8,265)

                   Pro forma basic and diluted loss per share                                                      $  (0.33)
                 ------------------------------------------------------------------------------------------------------------

         Share Bonus Plans and Deferred Share Bonus Plans

                  The Company's subsidiary, Dundee Wealth, issued 3,717 common shares from treasury in settlement of directors' fees and issued 151,964 common shares from treasury as payment for other compensation costs. Included in consolidated operating results is compensation expense of $599,000 in respect of these shares. In addition, during the nine months ended September 30, 2002, Dundee Wealth approved the issuance of 380,883 common shares to certain employees and independent financial advisors, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

-------------------
DUNDEE BANCORP INC.                                                           15

                   - In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of grant and the specified date; and

                   - In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

                  Compensation expense is measured using the fair market value of the common shares of Dundee Wealth on the date of granting of the award. Accordingly, the Company has recognized compensation expense of $350,000.

4.   SEGMENTED INFORMATION

     Financial information is presented according to the following operating segments:

     Wealth Management

     The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus + Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net-worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

     Corporate and Merchant Banking

     The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

     International Activities

     The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

-------------------
DUNDEE BANCORP INC.                                                           16

==========================================================================================================================
  SEGMENTED (LOSS) EARNINGS            Wealth            Corporate and          International
                                     Management         Merchant Banking          Activities                        TOTAL
  For the nine months
  ended September 30,              2002       2001        2002       2001       2002      2001        2002           2001
--------------------------------------------------------------------------------------------------------------------------
  Revenues                     $183,484   $174,249     $ 8,714   $ 14,433     $2,522   $ 2,691    $194,720      $ 191,373
  Expenses                      181,327    172,621      13,986     19,567      3,206     3,557     198,519        195,745
  Amortization of goodwill            -      3,362           -        581          -       360           -          4,303
---------------------------------------------------------------------------------------------------------------------------
  OPERATING (LOSS) EARNINGS       2,157     (1,734)     (5,272)    (5,715)      (684)   (1,226)     (3,799)        (8,675)
  Other items:
     Equity earnings (loss)           -          -       6,898    (32,818)         -         -       6,898        (32,818)
     Investment provision             -          -      (3,973)   (10,487)         -         -      (3,973)       (10,487)
     Non controlling interest       290        844           -          -          -         -         290            844
--------------------------------------------------------------------------------------------------------------------------
  (LOSS) EARNINGS
    BEFORE TAXES               $  2,447   $   (890)    $(2,347)  $(49,020)   $ (684)   $(1,226)       (584)       (51,136)
  Oil and gas properties                                                                               729              -
  Discontinuance of
    operations in India                                                                                  -        (10,092)
  Income taxes                                                                                      (1,978)        (1,752)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ (1,833)     $ (62,980)
==========================================================================================================================

==========================================================================================================================
  SEGMENTED (LOSS) EARNINGS            Wealth            Corporate and          International
                                     Management         Merchant Banking          Activities                        TOTAL
For the three months
  ended September 30,              2002       2001        2002       2001       2002      2001        2002           2001
--------------------------------------------------------------------------------------------------------------------------
  Revenues                     $ 54,708   $ 52,089     $ 1,749   $  4,037     $  959  $  1,878    $ 57,416      $  58,004
  Expenses                       56,277     55,750       4,851      6,143      1,016     1,330      62,144         63,223
  Amortization of goodwill            -      1,123           -        193          -       120           -          1,436
--------------------------------------------------------------------------------------------------------------------------
  OPERATING (LOSS)
    EARNINGS                     (1,569)    (4,784)     (3,102)    (2,299)       (57)      428      (4,728)        (6,655)
  Other items:
     Equity loss                      -          -      (2,007)   (34,379)         -         -      (2,007)       (34,379)
     Investment provision             -          -      (3,973)   (10,487)         -         -      (3,973)       (10,487)
     Non controlling interest       350        647           -          -          -         -         350            647
--------------------------------------------------------------------------------------------------------------------------
  (LOSS) EARNINGS
    BEFORE TAXES               $ (1,219)  $ (4,137)    $(9,082)  $(47,165)    $  (57)  $   428     (10,358)       (50,874)
  Oil and gas properties                                                                                79              -
  Discontinuance of
    operations in India                                                                                  -         (8,683)
  Income taxes                                                                                       2,973            825
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ (7,306)     $ (58,732)
==========================================================================================================================


5.   SUBSEQUENT EVENT

     On October 2, 2002, Dundee Wealth completed an internal reorganization whereby it transferred substantially all of its assets and liabilities, including its interest in all of its operating subsidiaries, to DWM Inc. ("DWM"), a wholly- owned subsidiary of Dundee Wealth. Immediately thereafter, DWM acquired all of the outstanding shares of StrategicNova, a company offering a full range of mutual funds and investment products. The acquisition of DynamicNova, with approximately $2.1 billion of assets under management, increases Dynamic's asset base as of the date of acquisition by 33% to approximately $8.3 billion. DWM intends to amalgamate the operations of DynamicNova with those of Dynamic on January 1, 2003.

     CDP Capital - Financial Services, the former majority shareholder of StrategicNova, received shares of DWM as consideration, exchanged approximately $31 million of loans from StrategicNova to equity in DWM and invested a net amount of $15 million in cash to hold, in the aggregate, 12,758,600 common shares of DWM, or approximately 18.3%. CDP Capital - Financial Services also holds an option to acquire an additional 1,000,000 common shares of DWM at $10 per share until October 1, 2003. Dundee Wealth owns 56,969,001 common shares of DWM or 81.7%.

     The acquisition will be accounted for as a purchase transaction and accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their estimated fair market values on the date of acquisition. Any amount by which the total purchase price exceeds the estimated fair value of the net assets acquired will be included

-------------------
DUNDEE BANCORP INC.                                                           17
     in goodwill and other intangible assets. As a result of the transaction, Dundee Wealth expects to record goodwill and other intangible assets of approximately $110 million, deferred sales commission assets with a book value of $33 million, and additional debt of approximately $32 million. Dundee Wealth's share of earnings of DynamicNova will be included in consolidated net earnings from the date of acquisition. The following table illustrates the pro forma impact of the DynamicNova acquisition to the balance sheet accounts of the Company.

CONSOLIDATED DUNDEE BANCORP INC.
Pro Forma Information as at September 30, 2002


(in thousands of dollars)
==========================================================================================================
                                                                                                 Pro Forma
                                       Dundee Bancorp      DynamicNova       Transaction    Dundee Bancorp
----------------------------------------------------------------------------------------------------------
  Assets
  Cash and short term investments         $    69,884      $    10,687       $    12,660       $    93,231
  Deferred sales commissions                   53,430           32,703                 -            86,133
  Goodwill and other intangible assets         99,235           83,632            27,537           210,404
  Other assets                                816,539           20,738                 -           837,277
----------------------------------------------------------------------------------------------------------
                                          $ 1,039,088      $   147,760       $    40,197       $ 1,227,045
==========================================================================================================

  Liabilities
  Bank indebtedness                       $     8,115         $      -          $      -       $     8,115
  Corporate debt                              206,823           63,194           (31,000)          239,017
  Other liabilities                           356,374           23,242            13,955           393,571
----------------------------------------------------------------------------------------------------------
                                              571,312           86,436           (17,045)          640,703
----------------------------------------------------------------------------------------------------------

  Non controlling interest                     39,050              377            63,673           103,100

  Shareholders' Equity
  Share capital                               291,250          164,713          (164,713)          291,250
  Dilution gain, net of tax of $30,324         42,071                -            54,516            96,587
  Retained earnings                            95,405         (103,766)          103,766            95,405
----------------------------------------------------------------------------------------------------------
                                              428,726           60,947            (6,431)          483,242
----------------------------------------------------------------------------------------------------------
                                          $ 1,039,088      $   147,760       $    40,197       $ 1,227,045
==========================================================================================================

     Dundee Wealth, and certain subsidiaries of Dundee Wealth, including DWM and Dynamic, have entered into agreements with Dundee Bancorp (the "Support Agreements"), pursuant to which the parties agree to comply with all covenants and provisions of the Dundee Bancorp $150 million Senior Debentures. Under the terms of the Support Agreements, Dundee Bancorp is indemnified and secured with respect to any losses that may arise from a breach by the other parties of the Support Agreements. In addition, as part of the StrategicNova acquisition, the Company is in the process of renegotiating its credit facilities with a major Canadian bank.


-------------------
DUNDEE BANCORP INC.                                                           18

          DUNDEE BANCORP INC.


          DUNDEE WEALTH MANAGEMENT INC.




                                Q3
                                Nine Months Ended September 30, 2002

                             DUNDEE BANCORP INC. o DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
               DUNDEE BANCORP INC. & DUNDEE WEALTH MANAGEMENT INC.
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Dundee Bancorp Inc.
     Management's Discussion and Analysis                                      5
     Financial Statements                                                     13
--------------------------------------------------------------------------------
Dundee Wealth Management Inc.
     Management's Discussion and Analysis                                     23
     Financial Statements                                                     30
--------------------------------------------------------------------------------


THIRD QUARTER 2002                                                             3

                                                             DUNDEE BANCORP INC.

--------------------------------------------------------------------------------
                               DUNDEE BANCORP INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

In the Annual Report for the year 2001, shareholders were told that we were a company "under construction" - "a work in progress". These statements were a particular reference to the continued build-out of the financial service business of our subsidiary, Dundee Wealth Management, as well as the consolidation and rationalization of the resource portfolio of Dundee Resources Ltd.

Having completed almost eleven months of 2002, management can report that we have made considerable progress on both fronts. In Dundee Wealth we have been growing assets under management and distribution power, both internally and by acquisition. Having accomplished this during an environment of capital market negativity is quite gratifying and reflects well on a vibrant, passionate and committed management team.

Dundee Resources has likewise made progress in its efforts to rationalize which, while not so obvious, will soon begin to bear fruit.

The progress on our real estate portfolio has been publicly reported elsewhere with excellent financial results from Dundee Realty Corporation, of which we now own 45%.

Unfortunately, as measured by our quoted stock price, our management team's commitment, passion and hard work has gone unnoticed by outside stock market investment participants. Shareholders in the past were advised that the share value of our company is much in excess of current market related prices. In one instance, this was supported by an independent study that fully outlined that fact. While that study is now several years old, management believes that shareholder wealth has increased further since that last report.

Accordingly, management continues to purchase shares of our Company for cancellation to treasury. Management intends to continue this practice to the extent allowable under regulatory requirements and taking into consideration the prudent management of our balance sheet. In particular, shareholders should be aware that some of the Company's subsidiaries are investigating acquisition opportunities which, if completed, may be considered material. It is in the positive interest of all shareholders to continue the purchase of our shares for cancellation to treasury and it is management's intention to continue that practice.

ACQUISITIONS BY THE WEALTH MANAGEMENT DIVISION

CANADIAN FIRST FINANCIAL GROUP INC.

In August 2002, Dundee Wealth Management, the Company's 84%-owned subsidiary, completed the acquisition of Canadian First Financial Group Inc. ("CFFG"), a public financial services company. The main operating subsidiaries of CFFG, including Ross Dixon Financial Services Limited ("Ross Dixon") and Hewmac Investment Services Inc. ("Hewmac"), both mutual fund dealers, have been integrated into the operations of Dundee Wealth's mutual fund dealer subsidiary, Dundee Private Investors Inc. The total purchase price, as further disclosed in note 2 to the financial statements, was $13.4 million, including a cash payment of $10.7 million and the assumption of certain obligations and acquisition costs estimated at $2.7 million. CFFG added approximately 200 investment advisors and $2.1 billion of client assets under administration to the wealth management division.

THIRD QUARTER 2002                                                             5

DUNDEE BANCORP INC.


STRATEGICNOVA INC.

On October 2, 2002, Dundee Wealth completed the acquisition of StrategicNova Inc., a provider of mutual funds and other investment products as well as a corporate restructuring. As part of the acquisition, Dundee Wealth transferred substantially all of its assets and liabilities, including its interest in its operating subsidiaries to a new holding company, DWM Inc. ("DWM"), in exchange for an 81.7% interest in DWM. In exchange for its interest in StrategicNova, CDP Capital - Financial Services, the former majority shareholder of StrategicNova, exchanged $31 million of debt for equity of DWM and added a net amount of $15 million in cash to acquire an 18.3% interest in DWM. Dundee Wealth intends to integrate the operations of StrategicNova (now DynamicNova Inc.) with Dundee Wealth's subsidiary, Dynamic Mutual Funds Ltd. Details of the transaction are further discussed in note 5 to the financial statements.

After one-time integration costs estimated at $8 million, part of which will form part of the purchase equation, the integration of operations of DynamicNova with those of the wealth management division are expected to gradually generate annual operating synergies of about $20 million, in addition to the results of operations which will be consolidated with the results of DWM from the date of acquisition.

At the date of acquisition, the transaction increased assets under management of Dundee Wealth by 33% to $8.3 billion.

RESULTS OF OPERATIONS

SEGMENTED OPERATING RESULTS


(in thousands of dollars)
====================================================================================================================================
                                                          Wealth        Corporate and           International
SEGMENTED (LOSS) EARNINGS                             Management     Merchant Banking              Activities                  TOTAL
------------------------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30,         2002        2001      2002       2001       2002         2001       2002        2001
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Management and administration fees         $  84,680   $  81,883    $    -    $     -    $ 2,133      $ 1,830  $  86,813  $  83,713
Redemption fees                                6,227       6,756       527      1,413          -            -      6,754      8,169
Financial services                            92,380      83,489         -        382        405          248     92,785     84,119
Intersegment distribution fee revenue              -           -     3,637      4,480          -            -      3,637      4,480
Investment income                                197       2,121     4,550      8,158        (16)         613      4,731     10,892
------------------------------------------------------------------------------------------------------------------------------------
                                             183,484     174,249     8,714     14,433      2,522        2,691    194,720    191,373

EXPENSES
Selling, general and administrative           79,259      79,130     4,873      6,445      3,101        2,561     87,233     88,136
Variable compensation                         53,732      43,852         -          -          -            -     53,732     43,852
Share-based compensation                         350           -         -          -          -            -        350          -
Trailer fees                                  15,217      14,844         -          -          -            -     15,217     14,844
Intersegment distribution fee expense          3,637       4,480         -          -          -            -      3,637      4,480
Amortization of deferred sales commissions    23,141      24,558         -      4,059          -            -     23,141     28,617
Amortization of goodwill                           -       3,362         -        581          -          360          -      4,303
Depreciation and amortization                  4,423       3,786       585        573         78           60      5,086      4,419
Interest expense                               1,568       1,971     8,528      8,489         27          937     10,123     11,397
------------------------------------------------------------------------------------------------------------------------------------

                                             181,327     175,983    13,986     20,147      3,206        3,918    198,519    200,048
====================================================================================================================================
OPERATING (LOSS) EARNINGS                      2,157      (1,734)   (5,272)    (5,714)      (684)      (1,227)    (3,799)    (8,675)
Other items:
     Equity earnings (loss)                        -           -     6,898    (32,818)         -            -      6,898    (32,818)
     Investment provision                          -           -    (3,973)   (10,487)         -            -     (3,973)   (10,487)
     Non controlling interest                    290         844         -          -          -            -        290        844
-----------------------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE TAXES               $   2,447   $    (890)  $(2,347)  $(49,019)   $  (684)     $(1,227)      (584)   (51,136)
 Oil and gas properties                                                                                              729          -
 Discontinuance of operations in India                                                                                 -    (10,092)
 Income taxes                                                                                                     (1,978)    (1,752)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 $(1,833)  $(62,980)
====================================================================================================================================


6                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Management fee revenues for the three and nine months ended September 30, 2002 were $26.4 million and $84.7 million, respectively, compared to $26.2 million and $81.9 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million earned in the second quarter, primarily from our closed end and tax-sheltered product lines.

As experienced throughout the industry, general market conditions caused deterioration in the market value of assets under management. Therefore, since January 1, 2002, assets under management have decreased to $6.188 billion from $6.476 billion at the beginning of this year, despite continued net positive sales of over $215 million.

Average assets under management have increased 4% from $6.3 billion for the nine months ended September 30, 2001 to $6.5 billion for the nine months ended September 30, 2002. Net sales activity throughout the third quarter continued a trend towards growth in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of September 2001 to 1.67% at the end of September 2002.

Redemptions of units sold on a deferred sales charge basis during the first nine months of 2002 were $534 million or 61% of all redemptions of corporate products generating $6.2 million of redemption fee revenue for Dundee Wealth. Redemptions have increased by $35.0 million compared to the same period of 2001. However, redemption fee revenues dropped because of a decrease in the average redemption fee rate. The rate reduction is attributable both to the short redemption fee schedule implemented in 1999 as well as a general aging of assets under management. While approximately 46% of fund sales were transacted on a deferred sales charge basis, both in the first nine months of 2002 and 2001, 29% were sold with a short redemption fee option during the current year compared to 20% in the prior year.

In August 2002, Dundee Wealth acquired all of the outstanding common shares of CFFG and its related mutual fund dealers, Ross Dixon and Hewmac (see "Business Acquisitions"). Since acquisition, CFFG has generated financial services revenue of $2.5 million.

Financial services revenue, including CFFG revenue since acquisition, was $92.4 million in the first nine months of 2002 compared to $83.5 million in the same period of the previous year. Although retail commission and trailer revenue earned in the current quarter decreased to about $15.8 million from levels of over $17 million in each of the first two quarters of this year, these revenues are well above comparable industry statistics which show a shortfall for the comparable period.

The strongest growth in financial services revenues has been from corporate finance activities which increased over 125% in the first nine months of 2002 compared to 2001 levels. On a year-to-date basis, Dundee Wealth's brokerage subsidiary, Dundee Securities, has participated in over 100 financing transactions. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, in which Dundee Securities has been a significant participant.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that Dundee Wealth may earn from each of these funds. The amendment was implemented on July 1, 2002, and, as anticipated, it reduces the amount of costs that are being absorbed by Dundee Wealth. In the third quarter, these costs were reduced to $0.6 million compared with $1.2 million in the same period of the prior year.

Also included in the current period is a provision of $2.7 million against certain client accounts of the brokerage division of Dundee Wealth, $0.4 million recognized in the third quarter. Comparable reserves in the same period of 2001 were $2.4 million.


THIRD QUARTER 2002                                                             7

DUNDEE BANCORP INC.


Variable compensation costs have increased from approximately $43.9 million in the first nine months of 2001 to $53.7 million in the first nine months of 2002. Approximately $7.0 million of this differential is attributable to and consistent with higher financial service revenues year over year. Variable compensation costs dropped 21% from levels in the second quarter of this year, once again reflective of market conditions.

Trailer fees paid by Dundee Wealth during the first nine months of the current year are consistent at approximately $5.0 million per quarter. Trailer fees, before adjusting for any amounts paid between business segments, represent a charge of about 22% of total management fees earned by Dundee Wealth, and continue to represent approximately 0.4% of average assets managed.

At the end of the current quarter, the carrying value of deferred sales commissions was $53.4 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on September 30, 2002, approximates $105 million (2001 - $119 million). Dundee Wealth would be entitled to approximately $101 million (2001 - $99 million) or 96% (2001 - 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $24.6 million in the first nine months of 2001 to $23.1 million in the same period of 2002.

RESULTS OF THE CORPORATE AND MERCHANT BANKING DIVISION

Consistent with adverse market conditions experienced globally, during the second and third quarter of this year, the market value of the Company's merchant banking portfolio, exclusive of Dundee Bancorp's consolidated investments in Dundee Wealth and Eurogas, fell from $423 million at December 31, 2001 to $413 million at September 30, 2002. Although the market value of the Company's investments in Dundee Realty and Repadre Capital continued to grow, management of the Company conservatively increased its provision against the carrying value of its portfolio by $4.0 million.

                              [CHART APPEARS HERE]

At September 30, 2002, 73% of the market value of the investment portfolio was invested in public company securities, 14% in private companies and 13% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company's percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.


8                                                             THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.


The following table summarizes the carrying value of the Company's investment portfolio as at September 30, 2002.

(in thousands of dollars)
================================================================================
                                                            Book          Market
September 30, 2002                                         Value           Value
--------------------------------------------------------------------------------
Equity accounted investees
     Black Hawk Mining Inc.                             $  3,700        $  3,145
     Breakwater Resources Ltd.                            25,893           6,227
     Dundee Realty Corporation                           143,161         110,548
     Repadre Capital Corporation                          20,866          54,382
     Zemex Corporation                                    36,621          26,733
     Other                                                 6,678           5,142
Marketable securities                                     70,054          54,775
Other portfolio investments                              134,029         151,899
--------------------------------------------------------------------------------
                                                        $441,002        $412,851
================================================================================

Investment income for the first three quarters of 2002 was $4.6 million compared with $9.5 million in the same period of the prior year. Although dividend income was consistent at approximately $1.6 million per year, interest income fell short of last year's level, both because of curtailed lending activity and because of lower interest spreads.


(in thousands of dollars)
================================================================================================================================
                                                                                          2002                      2001
                                                                              3rd Quarter         YTD    3rd Quarter        YTD
--------------------------------------------------------------------------------------------------------------------------------
  Interest, dividends and foreign exchange                                       $    879    $  3,329      $  2,540    $  5,366
  Realized investment gains                                                           915       3,246         2,019       8,206
  Realized investment losses                                                       (1,024)     (2,024)         (375)     (4,118)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      770       4,551         4,184       9,454
  Share of earnings (losses) of equity accounted investees                         (1,928)      3,914       (34,333)    (32,684)
  Gains (losses) from dilutions of interest in equity accounted investees             (79)      2,984           (46)       (134)
  Increase in investment provision                                                 (3,973)     (3,973)      (18,622)    (18,622)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 $ (5,210)   $  7,476      $(48,817)   $(41,986)
===============================================================================================================================

Net realized gains in the first nine months of 2002 were $1.2 million compared with $4.1 million in the comparable period of 2001. Trading activity in the Company's merchant banking portfolio has been selective in light of market conditions. The Company's portfolio is managed with a long-term perspective, therefore realized gains or losses are expected to vary from period to period. Unrealized holding gains or losses in the portfolio are not recognized in income.

Earnings from equity accounted investees increased to $6.9 million in the first nine months of 2002 compared with equity losses of $32.8 million in the same period of 2001. Equity earnings in the current year include a $4.6 million dilution gain resulting from a financing completed by Repadre Capital. As a result of this financing and subsequent transactions proposed by Repadre, the Company expects that its interest will fall well below 20%, after which the operating results of Repadre will no longer be accounted for on an equity basis.

Strong earnings in each of Repadre and Dundee Realty have generated equity earnings of $8.9 million. However, losses reported by Breakwater Resources resulted in an equity loss of $4.6 million in the current quarter or $6.6 million on a year-to-date basis, including a dilution loss resulting from the rights offering completed by Breakwater earlier in the year.

General operating costs relating to the merchant banking portfolio and other corporate costs have decreased from $6.4 million in the first nine months of 2001 to $4.9 million in the same period of 2002.


THIRD QUARTER 2002                                                             9

DUNDEE BANCORP INC.


RESULTS OF INTERNATIONAL ACTIVITIES

Management and administration fee revenue from the Company's international subsidiaries totaled $2.1 million in the first nine months of the current year compared to $1.8 million in the same period of last year.

Selling, general and administrative costs associated with the Company's international activities have increased from $2.6 million in 2001 to $3.1 million in 2002. The increase relates primarily to office expansion costs in the Company's Cayman subsidiary.

OIL AND GAS SALES, NET OF ROYALTIES

In the first nine months of 2002, Eurogas earned $4.7 million in revenues from oil and gas sales, net of royalties. The associated operating costs were $1.5 million. Operating costs represent approximately 30% of revenues. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore there are no comparative revenues or expenses.

INTEREST EXPENSE

Interest expense for the nine months ended September 30, 2002 was $9.8 million compared to $11.0 million for the same period of 2001. Approximately 75% of the Company's total interest expense, or $7.6 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

Residual interest expense on other corporate debt dropped from approximately $3.4 million in the first nine months of 2001 to approximately $0.7 million per quarter, or $2.2 million in the first nine months of 2002. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.48% in the first nine months of 2001 to 3.51% in the current year, exclusive of stand-by fees. Average interest rates for the third quarter of 2002 are 3.91% (2001 - 5.00%), up slightly from the second quarter rate of 3.44%. Borrowings on US overdrafts decreased from about 5.2% in the first nine months of 2001 to about 2.4% in the current year. The benefit of reduced lending rates has been partially offset by increased borrowing levels under revolving term credit facilities, both at the Dundee Bancorp and Dundee Wealth levels.

DEPRECIATION, DEPLETION AND AMORTIZATION

The Company acquired control of Eurogas in the fourth quarter of last year and therefore there is no comparative depletion of oil and gas properties during the first nine months of 2001.

(in thousands of dollars)
================================================================================
                                              2002                    2001
                                    3rd Quarter      YTD  3rd Quarter       YTD
--------------------------------------------------------------------------------
  Capital assets                         $1,619   $4,968        $1,571   $4,301
  Bond issue costs                           39      118            39      118
  Oil and gas properties                    450    1,327             -        -
-------------------------------------------------------------------------------
                                         $2,108   $6,413        $1,610   $4,419
================================================================================

Depreciation of capital assets increased by approximately $0.7 million, mostly in Dundee Wealth's brokerage subsidiary, Dundee Securities. The increase reflects the investment made by Dundee Securities during 2001 to expand its infrastructure.

10                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.


EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares outstanding during the period of 25,470,829 (2001 - 26,309,535). Outstanding options were anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

General operations and other transactions during the current year have resulted in an outflow of cash and short term investments, reducing the balance from $118.0 million at the end of 2001 to approximately $69.9 million at September 30, 2002.

Cash from operations, before accounting for changes in client account balances in the wealth management division, was $27.8 million. The Company's merchant banking portfolio generated proceeds from sales of investments of $15.4 million, of which $13.9 million was reinvested back into the portfolio in new acquisitions.

The most significant uses of cash during the current year include the following:

o $28.9 million relating to changes in client account balances at Dundee Securities Corporation. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day-to-day basis, but do not necessarily indicate a significant change in the Company's financial position.

o $19.7 million to finance deferred sales commissions of new products in the investment management division.

o $10.7 million to fund the purchase price of CFFG (see "Acquisition of CFFG").

o $12.2 million to acquire 825,167 Subordinate Shares pursuant to the Company's normal course issuer bid at an average price of $14.78 per share in the first quarter of 2002. There were no significant purchases made subsequent to the first quarter of this year.

o The Company's oil & gas subsidiary expended $6.5 million in exploration and development expenditures.

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At September 30, 2002, all regulated entities complied with regulatory capital requirements and securities regulated entities reported excess capital of over $25 million.

Management believes that cash flows generated from management and advisory activities, together with the Company's borrowing facilities and the Company's liquid investments (as described below), will be sufficient to meet ongoing working capital requirements, including planned capital spending, debt servicing requirements and the financing of deferred sales commissions. The Company is in the process of renegotiating its credit facility with its major banker which is expected to be completed by January 1, 2003.

In addition to cash and short term investments, the Company's portfolio holds certain investments, including money market instruments, bonds and mutual funds which the Company considers liquid investments. At September 30, 2002, these investments had a market value of approximately $54.8 million, representing about 13% of the total market value of the Company's portfolio.


THIRD QUARTER 2002                                                            11

DUNDEE BANCORP INC.


SHARE CAPITAL

At September 30, 2002, there were 24,318,473 Subordinate Shares and 1,049,297 Class B common shares outstanding. During 2002, the Company issued 419,315 Subordinate Shares and added $1.6 million to its stated capital pursuant to the terms of its Share Incentive Plan.

In August 2002, the Company implemented the provisions of its Deferred Share Unit Plan ("DSUP"), which was approved by shareholders at the Annual and Special Meeting of the shareholders of the Company held in June 2002. Under the terms of the DSUP, certain directors or employees of the Company may be granted deferred share units ("Units") at the discretion of the compensation committee of the Board of Directors. The Units will be credited to the account of the participant in the DSUP and may only be redeemed by the participant when such participant ceases to be an employee or director of the Company. At such time, the Company may, at its sole discretion, satisfy the payment of the market value of the Units, determined in accordance with the terms of the DSUP, in its entirety or as a combination of an issuance from treasury of Subordinate Shares, a cash payment or by delivering Subordinate Shares purchased in the open market. Included in current quarter earnings is approximately $67,000 of compensation expense associated with directors fees which management expects will be satisfied by the issuance of Units. Accordingly, the compensation expense has been recorded against an increase in contributed surplus.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.


12                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.


--------------------------------------------------------------------------------
                               DUNDEE BANCORP INC.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


As at September 30, 2002 and December 31, 2001
(expressed in thousands of Canadian dollars) (unaudited)
==================================================================================================================
                                                                   September 30, 2002            December 31, 2001
------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and short term investments                                            $   69,884                   $  117,995
Brokerage securities inventory                                                 14,663                       10,613
Accounts receivable                                                            29,546                       39,281
Current taxes receivable                                                          825                           -
Client accounts receivable                                                    228,516                      229,172
Investment portfolio                                                          441,002                      441,324
Future income tax assets                                                       31,905                       23,739
Deferred sales commissions                                                     53,430                       56,910
Capital and other assets (note 2 and 3)                                       169,317                      154,837
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $1,039,088                   $1,073,871
==================================================================================================================

LIABILITIES
Bank indebtedness                                                          $    8,115                   $        -
Accounts payable and accrued liabilities                                       48,735                       46,289
Brokerage securities sold short                                                 2,021                        2,094
Client deposits and related liabilities                                       240,014                      269,615
Current taxes payable                                                              -                         2,344
Corporate debt                                                                206,823                      203,799
Future income tax liabilities                                                  65,604                       66,154
Non controlling interest                                                       39,050                       37,721
------------------------------------------------------------------------------------------------------------------
                                                                              610,362                      628,016
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital
     Common shares                                                            333,321                      340,109
Retained earnings                                                              95,405                      105,746
------------------------------------------------------------------------------------------------------------------
                                                                              428,726                      445,855
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $1,039,088                  $ 1,073,871
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


THIRD QUARTER 2002                                                            13

DUNDEE BANCORP INC.


--------------------------------------------------------------------------------
                               DUNDEE BANCORP INC.
           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
--------------------------------------------------------------------------------


For the three and nine months ended September 30, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts)(unaudited)
==================================================================================================================
                                                                      Three Months                 Nine Months
                                                                  2002           2001          2002           2001
------------------------------------------------------------------------------------------------------------------
REVENUE
Management and administration fees                          $   27,086     $   26,926    $   86,813     $   83,713
Redemption fees                                                  2,041          2,401         6,754          8,169
Financial services                                              26,372         22,658        92,785         84,119
------------------------------------------------------------------------------------------------------------------
                                                                55,499         51,985       186,352        176,001
Investment income                                                  770          4,184         4,551          9,454
Oil and gas sales, net of royalties                              1,327             -          4,676             -
------------------------------------------------------------------------------------------------------------------
                                                                57,596         56,169       195,579        185,455
------------------------------------------------------------------------------------------------------------------
EXPENSES
Selling, general and administrative                             27,651         31,353        88,412         89,069
Variable compensation                                           16,090         11,503        53,732         43,852
Share-based compensation (note 3)                                  200             -            350             -
Trailer fees                                                     5,130          4,807        15,217         14,844
Operating costs, oil and gas properties                            581             -          1,464             -
------------------------------------------------------------------------------------------------------------------
                                                                49,652         47,663       159,175        147,765
------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS BEFORE INTEREST,
  TAXES AND OTHER NON CASH ITEMS                                 7,944          8,506        36,404         37,690
Amortization of deferred sales commissions                      (7,260)        (9,029)      (23,141)       (28,617)
Amortization of goodwill (note 3)                                   -          (1,436)           -          (4,303)
Depreciation, depletion and amortization                        (2,108)        (1,610)       (6,413)        (4,419)
Interest expense                                                (3,352)        (3,634)       (9,785)       (10,983)
------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                  (4,776)        (7,203)       (2,935)       (10,632)
Share of earnings (losses) of equity accounted investees        (2,007)       (34,379)        6,898        (32,818)
Increase in investment provision to reflect
  decreases in value of investments                             (3,973)       (18,622)       (3,973)       (18,622)
Income taxes
     Current                                                    (2,232)           148        (8,872)        (7,691)
     Future                                                      5,205            677         6,894          5,939
Non controlling interest                                           477            647           155            844
------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                     $   (7,306)    $  (58,732)   $   (1,833)    $  (62,980)
==================================================================================================================

==================================================================================================================
RETAINED EARNINGS AT BEGINNING OF PERIOD                    $  102,711     $  159,742    $  105,746     $  163,462
Net loss                                                        (7,306)       (58,732)       (1,833)       (62,980)
Goodwill impairment loss (note 3)                                    -              -        (3,948)             -
Change in opening retained earnings to account for
  changes in accounting policies of equity accounted
  investees, net of tax (note 3)                                     -              -        (2,124)           701
Premiums related to cancellation of share capital                    -           (418)       (2,436)          (437)
Cancellation of share options                                        -              -             -           (154)
------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                          $   95,405     $  100,592    $   95,405     $  100,592
==================================================================================================================

==================================================================================================================
LOSS PER SHARE
     Basic loss per share                                   $    (0.29)    $    (2.23)   $    (0.07)    $    (2.39)
     Diluted loss per share                                 $    (0.29)    $    (2.23)   $    (0.07)    $    (2.39)
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


14                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.

--------------------------------------------------------------------------------
                               DUNDEE BANCORP INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


For the three and nine months ended September 30, 2002 and 2001
(expressed in thousands of Canadian dollars) (unaudited)
==================================================================================================================
                                                                      Three Months                  Nine Months
                                                                  2002           2001          2002           2001
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                      $ (7,306)     $ (58,732)    $  (1,833)     $ (62,980)
Non cash items:
     Depreciation, depletion and amortization                    9,368         12,075        29,554         37,339
     Net investment (gains) loss                                   101         (1,645)       (1,223)        (4,088)
     Share of unremitted equity (earnings) loss                  2,007         34,379        (6,898)        32,818
     Increase in investment provision to reflect
       decreases in value of investments                         3,973         18,622         3,973         18,622
     Future income tax provision                                (5,205)          (677)       (6,894)        (5,939)
     Non controlling interest                                     (477)          (647)         (155)          (844)
     Other non cash components of income                           808          1,174         1,970          2,831
------------------------------------------------------------------------------------------------------------------
                                                                 3,269          4,549        18,494         17,759
Changes in:
     Accounts receivable                                         1,284          2,276        10,569         12,470
     Accounts payable and accrued liabilities                   (3,885)        (3,391)       (1,969)       (19,115)
     Bank indebtedness                                             776          4,068         8,115        (18,288)
     Current taxes payable                                         506            287        (3,258)        (5,651)
     Brokerage securities inventory, net                        (3,838)          (198)       (4,123)          (619)
     Client accounts receivable, net of deposits
       and related liabilities                                   3,908          3,841       (28,945)        24,220
------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED FROM OPERATING ACTIVITIES                2,020         11,432        (1,117)        10,776
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on sales of portfolio investments                       9,307          1,178        15,360         18,016
Acquisition of investments                                      (3,823)        (2,813)      (13,891)       (21,197)
Acquisition of business, less cash therein of $32 (note 2)     (10,712)             -       (10,712)             -
Sales commissions paid on distribution of mutual funds          (6,428)        (3,894)      (19,661)       (12,728)
Other                                                           (4,968)        (3,230)      (12,070)        (9,259)
------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                              (16,624)        (8,759)      (40,974)       (25,168)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in corporate debt                             (786)          (477)        2,988          9,009
Issuance of Class A subordinate shares, net of costs               211           (136)        1,619            681
Issuance of shares in subsidiaries to non controlling
 interest                                                          431            393         1,479            995
Dividends paid to non controlling shareholders                    (131)             -          (131)             -
Issuance of shares in Eurogas to non controlling interest          217              -           217              -
Acquisition of Class A subordinate shares                           (2)        (1,773)      (12,192)        (1,998)
Cancellation of options granted                                      -              -             -            (97)
------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES                  (60)        (1,993)       (6,020)         8,590
------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD              (14,664)           680       (48,111)        (5,802)
Cash and short term investments, beginning of period            84,548         99,974       117,995        106,456
------------------------------------------------------------------------------------------------------------------
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD                $ 69,884      $ 100,654     $  69,884      $  100,654
==================================================================================================================
Cash flows from operating activities include the following:
     Interest paid                                            $  3,352      $   3,634     $   9,785      $  10,983
     Taxes paid                                               $  2,229      $     (21)    $  13,556      $  14,580
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


THIRD QUARTER 2002                                                            15

DUNDEE BANCORP INC.


--------------------------------------------------------------------------------
                               DUNDEE BANCORP INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For the three and nine months ended September 30, 2002 and 2001
(tabular amounts expressed in thousands of dollars except per share amounts) (unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     The interim consolidated financial statements of Dundee Bancorp Inc. (the "Company" or "Dundee Bancorp") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2.   BUSINESS COMBINATIONS

     In August, 2002, the Company's subsidiary Dundee Wealth Management Inc. ("Dundee Wealth") completed a share acquisition of the issued and outstanding shares of Canadian First Financial Group ("CFFG"), a public financial services company. The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values on acquisition. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and additional obligations in the amount of $2,660,000. The amount by which the total purchase price exceeded the estimated fair value of the tangible net assets acquired was $12,926,000 and has been included in "Capital and other assets" on the balance sheet.

     On September 27, 2002, the operations of the mutual fund dealer subsidiaries of CFFG were integrated with those of Dundee Private Investors Inc., the mutual fund dealer subsidiary of Dundee Wealth.

3.   CHANGES IN ACCOUNTING POLICIES

     Goodwill and Other Intangible Assets

     On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $99,200,000 of goodwill and other intangible assets. These assets were not amortized in the first nine months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and determined that it was appropriate to reduce the carrying value of goodwill related to certain of its international activities by $3,948,000. In accordance with provisions of the new section, the Company has reduced its opening retained earnings as at January 1, 2002 by this amount.


16                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.


     The effects of the above change in accounting policy to the interim consolidated financial statements, had the requirements of Section 3062 been applied retroactively to 2001, would have been as follows:


===========================================================================================================
                                                                     2002                        2001
                                                        3rd Quarter          YTD  3rd Quarter          YTD
-----------------------------------------------------------------------------------------------------------
  Reported loss                                            $ (7,306)    $ (1,833)    $(58,732)    $(62,980)
  Add back amortization of goodwill and
    other intangible assets, net of tax                           -            -        1,381        4,126
                                                           ------------------------------------------------
  Net loss adjusted for amortization of goodwill
    and other intangible assets                            $ (7,306)    $ (1,833)    $(57,351)    $(58,854)
  Basic and diluted loss per share as reported             $  (0.29)    $  (0.07)    $  (2.23)    $  (2.39)
  Basic and diluted loss per share adjusted for
    amortization of goodwill and other intangible assets   $  (0.29)    $  (0.07)    $  (2.18)    $  (2.24)
-----------------------------------------------------------------------------------------------------------

     Two of the Company's equity accounted investees completed impairment testing of goodwill and other intangible assets as required under Section 3062, during the first nine months of 2002. As a result, these equity accounted investees recorded a reduction to their January 1, 2002 opening retained earnings of approximately $7,500,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

     Other Accounting Changes of Equity Accounted Investees

     An equity accounted investee of the Company has adopted the new CICA recommendation for the elimination of the deferral and amortization of unrealized gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the current reporting period. This same investee has amended its policy for revenue recognition on sales of inventory. Under the new method, revenue is recognized upon delivery of inventory to third party customers. Previously, revenue was recognized at the time of production. As a result, this equity accounted investee recorded a reduction to its January 1, 2002 opening retained earnings of approximately $700,000. Dundee Bancorp has recorded its proportionate interest in this reduction in retained earnings, net of tax, against the Company's opening retained earnings as at January 1, 2002.

     The cumulative effects of the above changes to opening retained earnings is summarized in the table below.

================================================================================
  Change in accounting policies, equity accounted investees           $ (2,124)
  Goodwill impairment adjustment                                      $ (3,948)
--------------------------------------------------------------------------------

     Share-based Compensation

     The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements in the Company, its subsidiaries and equity accounted affiliated companies.

     Dundee Bancorp, and its 84%-owned subsidiary, Dundee Wealth, may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 9 to the Company's consolidated financial statements for the year ended December 31, 2001. Details of the Dundee Wealth Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001, a copy of which was included in the Company's annual report for the year ended December 31, 2001.


THIRD QUARTER 2002                                                            17

DUNDEE BANCORP INC.


     Share Purchase Plans

     During the first nine months of 2002, participants contributed $97,000 to Dundee Bancorp's Share Purchase Plan and received 6,420 Subordinate Shares issued from treasury. The Company recognized compensation expense of $97,000 in respect of the Share Purchase Plan, all of which was used to purchase Subordinate Shares in the open market.

     During the first nine months of 2002, participants contributed $1,480,000 to the Dundee Wealth Share Purchase Plans and received 353,337 common shares issued from treasury. Included in consolidated operating results is compensation expense of $1,197,000 in respect of the Dundee Wealth Share Purchase Plans of which $699,000 was used to purchase common shares of Dundee Wealth in the open market and $498,000 was used to issue common shares of Dundee Wealth from treasury.

     Share Option Plans

     The Company has amended the terms of the Share Option Plan component of the Share Incentive Plan. Awarding of share options under the terms and conditions of the amended plan will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under Section 3870, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

     In the current year, the Company granted 35,000 options at an exercise price of $15.40. The options become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant. The options expire 10 years from the date of grant.

     The Company's subsidiary, Dundee Wealth granted 650,500 options in the current year at a weighted average exercise price of $5.38. The options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

     Certain of the Company's equity accounted investees have implemented similar share option arrangements for their employees.

     The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with CICA requirements is as follows:


18                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.

=========================================================================================================
                                                          Equity
                                                        Accounted       Dundee       Dundee
  For the nine months ended September 30, 2002          Investees       Wealth       Bancorp        TOTAL
---------------------------------------------------------------------------------------------------------
  Risk free rate of return                                                5.11%       5.46%
  Dividend yield                                                          0.00%       0.00%
  Volatility factor                                                      45.26%       41.93%
  Weighted average expected option life (years)                              6            6

  Loss, as reported                                                                             $ (1,833)
  Calculated valuation of options                        $   (183)    $ (2,263)    $   (366)      (2,812)
  Non controlling interest                                                                           359
                                                                                                ---------
  Pro forma loss                                                                                $ (4,286)

  Pro forma basic and diluted loss per share                                                    $  (0.17)
---------------------------------------------------------------------------------------------------------
=========================================================================================================
                                                          Equity
                                                        Accounted       Dundee       Dundee
  For the three months ended September 30, 2002         Investees       Wealth       Bancorp        TOTAL
---------------------------------------------------------------------------------------------------------
  Risk free rate of return                                                4.72%
  Dividend yield                                                          0.00%
  Volatility factor                                                      51.67%
  Weighted average expected option life (years)                              6

  Loss, as reported                                                                             $ (7,306)
  Calculated valuation of options                        $    (89)    $ (1,036)    $     -        (1,125)
  Non controlling interest                                                                           166
                                                                                                ---------
  Pro forma loss                                                                                $ (8,265)

  Pro forma basic and diluted loss per share                                                    $  (0.33)
---------------------------------------------------------------------------------------------------------

     Share Bonus Plans and Deferred Share Bonus Plans

     The Company's subsidiary, Dundee Wealth, issued 3,717 common shares from treasury in settlement of directors' fees and issued 151,964 common shares from treasury as payment for other compensation costs. Included in consolidated operating results is compensation expense of $599,000 in respect of these shares. In addition, during the nine months ended September 30, 2002, Dundee Wealth approved the issuance of 380,883 common shares to certain employees and independent financial advisors, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

     o In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of grant and the specified date; and

     o In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

     Compensation expense is measured using the fair market value of the common shares of Dundee Wealth on the date of granting of the award. Accordingly, the Company has recognized compensation expense of $350,000.


THIRD QUARTER 2002                                                            19

DUNDEE BANCORP INC.


4.   SEGMENTED INFORMATION

     Financial information is presented according to the following operating segments:

     Wealth Management

     The wealth management segment includes the operating results of the Company's financial service subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net-worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

     Corporate and Merchant Banking

     The corporate and merchant banking segment includes various revenues and expenses incurred at the corporate level, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Merchant banking activities carried out by certain foreign subsidiaries are included in this segment.

     International Activities

     The Company's international financial service activities are carried out through several wholly-owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.


===================================================================================================================================
  SEGMENTED                                   Wealth             Corporate and              International
  (LOSS) EARNINGS                          Management         Merchant Banking                 Activities                    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
  For the nine months
  ended September 30,                2002        2001        2002         2001         2002          2001        2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                      $ 183,484    $174,249    $  8,714      $14,433      $ 2,522      $  2,691    $194,720    $ 191,373
  Expenses                        181,327     172,621      13,986       19,567        3,206         3,557     198,519      195,745
  Amortization of goodwill              -       3,362           -          581            -           360           -        4,303
-----------------------------------------------------------------------------------------------------------------------------------
  OPERATING (LOSS)
    EARNINGS                        2,157      (1,734)     (5,272)      (5,715)        (684)       (1,226)     (3,799)      (8,675)
  Other items:
     Equity earnings (loss)             -           -       6,898      (32,818)           -             -       6,898      (32,818)
     Investment provision               -           -      (3,973)     (10,487)           -             -      (3,973)     (10,487)
     Non controlling interest         290         844           -            -            -             -         290          844
-----------------------------------------------------------------------------------------------------------------------------------
  (LOSS) EARNINGS
    BEFORE TAXES                $   2,447    $   (890)   $ (2,347)    $(49,020)       $(684)      $(1,226)       (584)     (51,136)
  Oil and gas properties                                                                                          729            -
  Discontinuance of
    operations in India                                                                                             -      (10,092)
  Income taxes                                                                                                 (1,978)      (1,752)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             $ (1,833)   $ (62,980)
===================================================================================================================================


20                                                            THIRD QUARTER 2002

                                                             DUNDEE BANCORP INC.


===================================================================================================================================
   SEGMENTED                                   Wealth            Corporate and              International
  (LOSS) EARNINGS                          Management         Merchant Banking                 Activities                    TOTAL
----------------------------------------------------------------------------------------------------------------------------------
  For the three months
  ended September 30,                2002        2001        2002         2001         2002          2001        2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
  Revenues                      $  54,708   $  52,089    $  1,749     $  4,037       $  959      $  1,878   $  57,416    $  58,004
  Expenses                         56,277      55,750       4,851        6,143        1,016         1,330      62,144       63,223
  Amortization of goodwill              -       1,123           -          193            -           120           -        1,436
-----------------------------------------------------------------------------------------------------------------------------------
  OPERATING (LOSS)
    EARNINGS                       (1,569)     (4,784)     (3,102)      (2,299)         (57)          428      (4,728)      (6,655)
  Other items:
     Equity loss                        -           -      (2,007)     (34,379)           -             -      (2,007)     (34,379)
     Investment provision               -           -      (3,973)     (10,487)           -             -      (3,973)     (10,487)
     Non controlling interest         350         647           -            -            -             -         350          647
-----------------------------------------------------------------------------------------------------------------------------------
  (LOSS) EARNINGS
    BEFORE TAXES                 $ (1,219)   $ (4,137)   $ (9,082)   $(47,165)       $  (57)      $   428     (10,358)     (50,874)
  Oil and gas properties                                                                                           79            -
  Discontinuance of
    operations in India                                                                                             -       (8,683)
  Income taxes                                                                                                  2,973          825
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             $ (7,306)   $ (58,732)
===================================================================================================================================

     5.   SUBSEQUENT EVENT

     On October 2, 2002, Dundee Wealth completed an internal reorganization whereby it transferred substantially all of its assets and liabilities, including its interest in all of its operating subsidiaries, to DWM Inc. ("DWM"), a wholly-owned subsidiary of Dundee Wealth. Immediately thereafter, DWM acquired all of the outstanding shares of StrategicNova, a company offering a full range of mutual funds and investment products. The acquisition of DynamicNova, with approximately $2.1 billion of assets under management, increases Dynamic's asset base as of the date of acquisition by 33% to approximately $8.3 billion. DWM intends to amalgamate the operations of DynamicNova with those of Dynamic on January 1, 2003.

     CDP Capital - Financial Services, the former majority shareholder of StrategicNova, received shares of DWM as consideration, exchanged approximately $31 million of loans from StrategicNova to equity in DWM and invested a net amount of $15 million in cash to hold, in the aggregate, 12,758,600 common shares of DWM, or approximately 18.3%. CDP Capital - Financial Services also holds an option to acquire an additional 1,000,000 common shares of DWM at $10 per share until October 1, 2003. Dundee Wealth owns 56,969,001 common shares of DWM or 81.7%.

     The acquisition will be accounted for as a purchase transaction and accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their estimated fair market values on the date of acquisition. Any amount by which the total purchase price exceeds the estimated fair value of the net assets acquired will be included in goodwill and other intangible assets. As a result of the transaction, Dundee Wealth expects to record goodwill and other intangible assets of approximately $110 million, deferred sales commission assets with a book value of $33 million, and additional debt of approximately $32 million. Dundee Wealth's share of earnings of DynamicNova will be included in consolidated net earnings from the date of acquisition. The following table illustrates the pro forma impact of the DynamicNova acquisition to the balance sheet accounts of the Company.


THIRD QUARTER 2002                                                            21

DUNDEE BANCORP INC.


     Consolidated Dundee Bancorp Inc.

     Pro Forma Information as at September 30, 2002


=================================================================================================
                                                                                      Pro Forma
                                     Dundee Bancorp  DynamicNova     Transaction   Dundee Bancorp
-------------------------------------------------------------------------------------------------
  Assets
  Cash and short term investments      $    69,884   $    10,687    $    12,660    $    93,231
  Deferred sales commissions                53,430        32,703              -         86,133
  Goodwill and other intangible assets      99,235        83,632         27,537        210,404
  Other assets                             816,539        20,738              -        837,277
----------------------------------------------------------------------------------------------
                                       $ 1,039,088   $   147,760    $    40,197    $ 1,227,045
==============================================================================================

  Liabilities
  Bank indebtedness                    $     8,115      $      -       $      -    $     8,115
  Corporate debt                           206,823        63,194        (31,000)       239,017
  Other liabilities                        356,374        23,242         13,955        393,571
----------------------------------------------------------------------------------------------
                                           571,312        86,436        (17,045)       640,703
----------------------------------------------------------------------------------------------
  Non controlling interest                  39,050           377         63,673        103,100

  Shareholders' equity
  Share capital                            291,250       164,713       (164,713)       291,250
  Dilution gain, net of tax of $30,324      42,071             -         54,516         96,587
  Retained earnings                         95,405      (103,766)       103,766         95,405
----------------------------------------------------------------------------------------------
                                           428,726        60,947         (6,431)       483,242
----------------------------------------------------------------------------------------------
                                       $ 1,039,088   $   147,760    $    40,197    $ 1,227,045
==============================================================================================

     Dundee Wealth, and certain subsidiaries of Dundee Wealth, including DWM and Dynamic, have entered into agreements with Dundee Bancorp (the "Support Agreements"), pursuant to which the parties agree to comply with all covenants and provisions of the Dundee Bancorp $150 million Senior Debentures. Under the terms of the Support Agreements, Dundee Bancorp is indemnified and secured with respect to any losses that may arise from a breach by the other parties of the Support Agreements. In addition, as part of the StrategicNova acquisition, the Company is in the process of renegotiating its credit facilities with a major Canadian bank.


22                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
                          DUNDEE WEALTH MANAGEMENT INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

In the Annual Report for the year 2001, shareholders were told that we were a company "under construction" - "a work in progress". These statements were a particular reference to the continued build-out of the financial service business of Dundee Wealth Management. Having completed almost eleven months of 2002, management can report that we have made considerable progress on both fronts. As further detailed below, we have been growing assets under management and distribution power, both internally and by acquisition. Accomplishing this during an environment of capital market negativity is quite gratifying and reflects well on a vibrant, passionate and committed management team. Details as to acquisitions completed in the current year are discussed below and throughout our third quarter report to shareholders.

ACQUISITION OF CANADIAN FIRST FINANCIAL GROUP INC.

In August 2002, the Company completed the acquisition of Canadian First Financial Group Inc. ("CFFG"), a financial services company with integrated business interests in the financial services sector. Its major operating subsidiaries include Ross Dixon Financial Services Limited ("Ross Dixon"), Hewmac Investment Services Inc. ("Hewmac") and Canadian First Mortgage Services Inc. (now Dundee Mortgage Services Inc.). The total acquisition price was $13.4 million including a cash payment of $10.7 million and the assumption of certain obligations and acquisition costs estimated at $2.7 million. CFFG added approximately 200 investment advisors and $2.1 billion of client assets under administration to Dundee Wealth, including complete GIC and mortgage operations. Subsequent to the acquisition, Dundee Wealth integrated the mutual fund dealer operations of Ross Dixon and Hewmac into Dundee Wealth's mutual fund dealer subsidiary, Dundee Private Investors Inc.

ACQUISITION OF STRATEGICNOVA INC.

On October 2, 2002, the Company announced that it had completed the acquisition of StrategicNova Inc. announced in July 2002. As part of the acquisition, Dundee Wealth placed 100% of its operations into a new holding company, DWM Inc. ("DWM") and received 56,969,001 common shares of DWM or an 81.7% interest, in exchange. CDP Capital - Financial Services, the former majority shareholder of StrategicNova received 12,758,600 common shares for its interest in StrategicNova, the exchange of $31 million of loans for equity of DWM and the purchase of additional equity for a net amount of $15 million in cash to hold an 18.3% interest in DWM. Details of the transaction are included in note 5 to the September 30, 2002 financial statements of the Company.

DWM intends to integrate the operations of StrategicNova (now DynamicNova Inc.) with the operations of Dynamic. The integration process includes the offering of immediate free switchability from DynamicNova funds into certain chosen Dynamic funds, with full switchability between the entire product line scheduled after a system merger in the summer of 2003.


THIRD QUARTER 2002                                                            23

DUNDEE WEALTH MANAGEMENT INC.


At such time, Dynamic expects to rationalize the fund line-up by merging funds with similar mandates, thereby lowering operating costs through improved operating synergies while continuing to provide a broad product selection with top-quality investment managers. Integration costs are estimated at approximately $8 million.

On a stand-alone basis, DynamicNova Inc. produces EBITDA of approximately $15 million. When completed, the integration process with Dynamic is expected to gradually realize a further $20 million in estimated annualized cost synergies.

RESULTS OF OPERATIONS

REVENUES

Management fee revenues for the three and nine months ended September 30, 2002 were $26.4 million and $84.7 million, respectively, compared to $26.2 million and $81.9 million in the same periods of the prior year. Management fees in 2002 include performance fees of $1.5 million earned in the second quarter, primarily from our closed end and tax-sheltered product lines.

The Company continued to see growth in sales of corporate products. Gross sales in the third quarter were $346 million, bringing the year-to-date total sales to $1.1 billion. Redemptions remain stable at approximately $300 million per quarter or $885 million on a year to date basis.

(in millions of dollars)
===============================================================================
                                                               2002      2001
-------------------------------------------------------------------------------
Assets under management, January 1                           $6,476   $ 6,677
Net sales (redemptions)                                         215       (23)
Market depreciation                                            (503)     (726)
-------------------------------------------------------------------------------

Assets under management, September 30                         6,188     5,928
Acquisition of StrategicNova on October 2, 2002               2,100         -
-------------------------------------------------------------------------------
Pro forma assets under management                            $8,288   $ 5,928
===============================================================================

As experienced throughout the industry, general market conditions caused deterioration in the market value of assets under management. Since January 1, 2002, market depreciation has been approximately $503 million. Regardless, performance since the beginning of the year to September 30, show over 59% of our mutual funds ranking in the first or second quartiles compared to similar industry products.

Average assets under management have increased 4% from $6.3 billion for the nine months ended September 30, 2001 to $6.5 billion for the nine months ended September 30, 2002. Net sales activity throughout the third quarter continued a trend towards growth in asset categories paying lower than average management fees, reducing the average fee earned from 1.72% at the end of September 2001 to 1.67% at the end of September 2002.

Redemptions of units sold on a deferred sales charge basis during the first nine months of 2002 were $534 million or 61% of all redemptions of corporate products generating $6.2 million of redemption fee revenue for Dundee Wealth. Redemptions have increased by $35.0 million compared to the same period of 2001. However, redemption fee revenues dropped because of a decrease in the average redemption fee rate. The rate reduction is attributable both to the short redemption fee schedule implemented in 1999 as well as a general aging of assets under management. While approximately 46% of fund sales were transacted on a deferred sales charge basis, both in the first nine months of 2002 and 2001, 29% were sold with a short redemption fee option during the current year compared to 20% in the prior year.


24                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


In August 2002, Dundee Wealth acquired all of the outstanding common shares of CFFG and its related mutual fund dealers, Ross Dixon and Hewmac (see "Business Acquisitions"). Since acquisition, CFFG has generated financial services revenue of $2.5 million.

Financial services revenue, including CFFG revenue since acquisition, was $92.4 million in the first nine months of 2002 compared to $83.5 million in the same period of the previous year. Although retail commission and trailer revenue earned in the current quarter decreased to about $15.8 million from levels of over $17 million in each of the first two quarters of this year, these revenues are well above comparable industry statistics which show a shortfall for the comparable period.

The strongest growth in financial services revenues has been from corporate finance activities which increased over 125% in the first nine months of 2002 compared to 2001 levels. On a year-to-date basis, the Company's brokerage subsidiary, Dundee Securities, has participated in over 100 financing transactions. Corporate finance activity was especially strong in the second quarter of this year, largely due to the prominence of the resource sector, in which Dundee Securities has been a significant participant.


(in thousands of dollars)
===============================================================================================
                                                          2002                             2001
                                    3rd Quarter 2nd Quarter 1st Quarter         YTD         YTD
-----------------------------------------------------------------------------------------------
  Retail commission and trailer         $15,827     $17,408     $17,968     $51,203     $47,137
  Institutional and other commissions     3,189       3,932       2,821       9,942       9,523
  Corporate finance revenue               3,803       8,513       2,901      15,217       6,646
  Principal trading activity                825       2,794       3,107       6,726       7,471
  Margin and other interest               2,064       1,925       1,991       5,980      11,076
  Other                                     484       1,493       1,335       3,312       1,636
-----------------------------------------------------------------------------------------------
                                        $26,192     $36,065     $30,123     $92,380     $83,489
===============================================================================================

Declines in interest rates, especially in the United States, as well as changes in the mix of margin balances and free credit balances, have affected the interest spread earned by the brokerage division on its margin business.

EXPENSES

Selling, general and administrative expenses for the nine months ended September 30, 2002 were $78.9 million compared with $79.4 million for the same period of 2001. The acquisition of CFFG has added approximately $0.5 million to selling, general and administrative costs.

(in thousands of dollars)

=======================================================================================================================

                                                           Investment
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES               Management                Brokerage                   TOTAL
-----------------------------------------------------------------------------------------------------------------------
                                                     2002        2001        2002         2001        2002        2001
-----------------------------------------------------------------------------------------------------------------------
First quarter ended - March 31                    $ 8,234     $ 8,745     $16,925      $14,542     $25,159     $23,287
Second quarter ended - June 30                     10,640      11,140      17,813       15,597      28,453      26,737
Third quarter ended - September 30                  8,747      10,332      15,974       16,818      24,721      27,150
-----------------------------------------------------------------------------------------------------------------------
                                                  $27,621     $30,217     $50,712      $46,957      78,333      77,174
Corporate and other non segmented items                                                              1,401       2,566
Intersegment expenses                                                                                 (852)       (370)
-----------------------------------------------------------------------------------------------------------------------
                                                                                                   $78,882     $79,370
=======================================================================================================================


THIRD QUARTER 2002                                                            25

DUNDEE WEALTH MANAGEMENT INC.


The investment management division continues its concentrated effort to control discretionary spending, especially in the marketing area, successfully reducing overall costs by approximately 9% year over year. However, compensation costs have increased over the last year due to increased compensation in the portfolio management department and increased staffing in the private wealth division.

In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an amendment to the annual limit on the funds' management expense ratio, offset by a reduction in the annual performance limit that the Company may earn from each of these funds. The amendment was implemented on July 1, 2002, and, as anticipated, it reduces the amount of costs that are being absorbed by the Company. In the third quarter, these costs were reduced to $0.6 million compared with $1.2 million in the same period of the prior year. On a year-to-date basis, these costs impact the Company's income and totaled over $3.8 million.

The brokerage division of Dundee Wealth maintains reserves against certain client accounts whose securities positions declined in value. In the third quarter, these reserves were increased by approximately $0.4 million, for a total year-to-date reserve of $2.7 million. Comparable reserves in the same period of 2001 were $2.4 million.

After accounting for the increase in reserves against client accounts, and for adjustments relating to certain accruals associated with the termination of a contract that occurred in 2001, selling, general and administrative expenses of the brokerage division increased from $46.7 million in the first nine months of 2001 to $48.0 million in the first nine months of this year.

General corporate costs have been reduced substantially from $2.6 million for the first nine months of 2001 to $1.4 million in the first nine months of 2002. Part of this differential relates to a divisional reclassification from the corporate division to the investment management division.

Variable compensation costs have increased from approximately $43.9 million in the first nine months of 2001 to $53.7 million in the first nine months of 2002. Approximately $7.0 million of this differential is attributable to and consistent with higher financial service revenues year over year. Variable compensation costs dropped 21% from levels in the second quarter of this year, once again reflective of market conditions.

Distribution fees paid to certain entities that have financed mutual fund sales commissions in prior years have remained fairly consistent during 2002 at approximately $1.3 million per quarter. On a year-to-date basis, $3.6 million (2001 - $4.5 million) of the distribution fees were paid to Dundee Bancorp, while $0.4 million (2001 - $0.4 million) were paid to the Infinity 1997 Limited Partnership.

During the current year, the investment management division paid an average commission rate of 4.3% on sales of units purchased on a deferred sales charge basis, for an aggregate of approximately $20 million. The average commission rate has decreased marginally on a year over year basis as the Company sees a larger portion of deferred sales charge transactions occurring on a short-redemption fee basis. At the end of the current quarter, the carrying value of deferred sales commissions was $53.4 million. The contingent redemption fee payable if all assets sold on a deferred sales charge basis were redeemed on September 30, 2002, approximates $105 million (2001 - $119 million). Dundee Wealth would be entitled to approximately $101 million (2001 - $99 million) or 96% (2001 - 83%) of this amount, with the balance payable to other financing vehicles. Amortization of deferred sales commissions decreased marginally from $24.6 million in the first nine months of 2001 to $23.1 million in the same period of 2002.


26                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


Trailer fees paid by the Company during the first nine months of the current year are consistent at approximately $5.0 million per quarter. Trailer fees, before adjusting for any amounts paid between business segments, represent a claim of about 22% of total management fees earned by the Company, and continue to represent approximately 0.4% of average assets managed.

The Company's interest expense for the nine months ended September 30, 2002 was $1.6 million compared to $2.0 million for the same period of 2001. The decrease reflects a decline in both the prime lending rate and the US base rate reducing the average rate paid on Corporate Bankers' Acceptances from 5.43% in the first nine months of 2001 to 3.51% in the current year, exclusive of stand-by fees. Average interest rates paid during the third quarter of 2002 are 3.86% (2001 - 4.99%). Borrowings on US overdrafts decreased significantly from about 5.2% in the first nine months of 2001 to about 2.4% in the current year.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period, adjusted for dividends on preference shares, by the weighted average number of common and special shares outstanding during the period of 55,175,535 (2001 - 54,607,784). Warrants, options and convertible preference shares outstanding were not significantly dilutive. Earnings per share for the third quarter of 2002 is computed using a weighted average number of common and special shares outstanding of 55,324,465 (2001 - 54,657,457).

LIQUIDITY AND CAPITAL RESOURCES

General operations and other transactions during the current year have resulted in an outflow of cash and short term investments, reducing the balance from $95.2 million at December 31, 2001 to $59.5 million at September 30, 2002.

During the first three quarters of this year, cash from operations exceeded $31.5 million, before changes in client accounts balances at the Company's brokerage subsidiary. Significant draws against cash flow generated from operations include:

o $28.9 million relating to changes in client account balances in the brokerage subsidiary. These balances represent funds belonging to or owing from clients, or amounts that are pending settlement, and therefore, changes in these balances may vary on a day-to-day basis, but do not necessarily indicate a significant change in the Company's financial position.

o $19.7 million to finance deferred sales commission of new products in the investment management division.

o $10.7 million to fund the purchase price of CFFG (see "Acquisition of CFFG").

o    $6.4 million to reduce amounts owed to Dundee Bancorp.

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. This may restrict the Company's ability to flow cash between the Company and certain of its subsidiaries. At September 30, 2002, all regulated entities complied with regulatory capital requirements and securities regulated entities reported excess capital of approximately $25 million.


THIRD QUARTER 2002                                                            27

DUNDEE WEALTH MANAGEMENT INC.


At September 30, 2002, the Company had borrowed $7.0 million against the $25 million credit facility provided by Dundee Bancorp and had borrowed $19 million against its $20 million revolving term credit facility and the brokerage division had borrowed $8.1 million against its $100 million call loan facility.

As a result of the acquisition of StrategicNova (see "Acquisition of StrategicNova Inc."), the Company received net cash inflows of $12.5 million. As well, in conjunction with the acquisition and the transfer of assets and liabilities to DWM, the Company renegotiated certain of its borrowing facilities. The Company has agreed with its banker to extend its existing credit facility to January 1, 2003 at which point the Dundee Wealth facility will be repaid and intended to be replaced with a new facility with its parent company, Dundee Bancorp, for an equivalent amount, and the StrategicNova facility inherited on acquisition will be renegotiated within the integrated company encompassing both Dynamic Mutual Funds Ltd. and DynamicNova. As a result, Dundee Wealth and its parent have agreed to increase the amount available pursuant to its credit facility from $25 million to $50 million, from which Dundee Wealth will repay all amounts currently outstanding under its existing credit facility with a Canadian chartered bank.

DIVIDENDS

In the third quarter, the Company announced that a subsidiary of Dundee Bancorp had agreed to accept common shares of Dundee Wealth in lieu of payment in cash of the quarterly dividend payable on the 5.4 million Preference Shares, Series
X. The dividend of $818,050 was declared on August 14, 2002 and was payable on October 1, 2002. Subsequent to September 30th, Dundee Wealth issued 155,741 common shares in satisfaction of the dividend payable.

On August 15, 2002, Dundee Wealth declared an initial quarterly cash dividend of $0.015 per common and special share, payable on October 1, 2002 to shareholders of record on September 13, 2002. The aggregate dividend paid was $830,000.

SHARE CAPITAL

The Company has established share incentive plans for eligible employees and investment advisors. Details of the terms and conditions under which shares may be issued pursuant to these plans is outlined in note 10 to the consolidated financial statements of the Company for the year ended December 31, 2001. During the third quarter of this year, the Company issued 190,375 (YTD - 559,018) common shares under these plans or otherwise, adding approximately $1.1 million (YTD - $3.1 million) to stated capital.

In August of the current year, the Company released 1,821,640 special shares, Series B from escrow in accordance with the terms of the escrow, immediately converting them to common shares. During the first three quarters of this year, the Company otherwise cancelled 50,929 common or special shares pursuant to certain escrow arrangements.


28                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


A detailed analysis of shares outstanding and other amounts in shareholders' equity as at September 30, 2002 is included in the table below:

================================================================================
                                                    Number                Amount
                                                 of Shares              ($'000s)
--------------------------------------------------------------------------------
Common shares                                   51,968,313                59,410
Special shares, Series A                           711,704                 7,117
Special shares, Series B                         1,915,546                 8,205
Special shares, Series C                           508,571                 5,086
Special shares, Series D                           250,000                 2,500
Special shares, Series E                           106,971                   871
Preference shares, Series X                      5,453,668                54,537
--------------------------------------------------------------------------------
                                                                         137,726
Contributed surplus                                                       25,534
Retained earnings                                                         10,861
--------------------------------------------------------------------------------
Total shareholders' equity                                               174,121
================================================================================

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Wealth Management Inc. with respect to its performance, business and future events. Such statements, by their nature, involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements.

Dundee Wealth Management Inc. is a Canadian-owned, TSX listed, financial service company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutional investors, corporations and foundations. With over $16 billion in assets under management and administration, Dundee Wealth has a nationally dedicated group of investment professionals who have a strong track record of building financial wealth for their clients. Dundee Wealth is an 84%-owned subsidiary of Dundee Bancorp Inc.


THIRD QUARTER 2002                                                            29

DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
                          DUNDEE WEALTH MANAGEMENT INC.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


As at September 30, 2002 and December 31, 2001
(expressed in thousands of dollars) (unaudited)
===========================================================================================================

                                                  September 30, 2002                      December 31, 2001
-----------------------------------------------------------------------------------------------------------
ASSETS
Cash and short term investments                           $   59,458                             $   95,194
Securities owned                                              14,663                                 10,613
Accounts receivable                                           21,585                                 32,694
Client accounts receivable                                   228,516                                229,172
Corporate investments                                         12,362                                 13,836
Future income tax assets                                      17,429                                 13,067
Deferred sales commissions                                    53,430                                 56,910
Capital and other assets (notes 2 and 3)                     104,234                                 92,427
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                              $  511,677                             $  543,913
-----------------------------------------------------------------------------------------------------------

LIABILITIES
Bank indebtedness                                         $    8,115                             $        -
Accounts payable and accrued liabilities                      34,140                                 34,725
Securities sold short                                          2,021                                  2,094
Client deposits and related liabilities                      240,014                                269,615
Income taxes payable                                           1,774                                  5,536
Amounts due to parent                                          7,044                                 12,587
Corporate debt                                                26,115                                 24,627
Future income tax liabilities                                 18,333                                 20,865
-----------------------------------------------------------------------------------------------------------
                                                             337,556                                370,049
-----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital
     Common and special shares                                83,189                                 80,638
     Preference shares                                        54,537                                 54,537
Contributed surplus (note 3)                                  25,534                                 25,185
Retained earnings                                             10,861                                 13,504
-----------------------------------------------------------------------------------------------------------
                                                             174,121                                173,864
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $  511,677                             $  543,913
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


30                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
                          DUNDEE WEALTH MANAGEMENT INC.
           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
--------------------------------------------------------------------------------


For the three and nine months ended September 30, 2002 and 2001 (expressed in thousands of dollars, except per share amounts) (unaudited)
===================================================================================================================
                                                                      Three Months                  Nine Months
                                                                  2002           2001          2002           2001
-------------------------------------------------------------------------------------------------------------------
REVENUE
Management fees                                             $   26,413     $   26,197    $   84,680     $   81,883
Redemption fees                                                  1,952          1,991         6,227          6,756
Financial services                                              26,192         22,273        92,380         83,489
-------------------------------------------------------------------------------------------------------------------
                                                                54,557         50,461       183,287        172,128
Investment income                                                  151          1,628           197          2,121
-------------------------------------------------------------------------------------------------------------------
                                                                54,708         52,089       183,484        174,249
-------------------------------------------------------------------------------------------------------------------
EXPENSES
Selling, general and administrative                             24,396         28,072        78,882         79,370
Variable compensation                                           16,090         11,503        53,732         43,852
Share-based compensation (note 3)                                  200              -           350              -
Distribution fees                                                1,182          1,519         4,014          4,905
Trailer fees                                                     5,130          4,807        15,217         14,844
-------------------------------------------------------------------------------------------------------------------
                                                                46,998         45,901       152,195        142,971
-------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES,
  DEPRECIATION AND AMORTIZATION                                  7,710          6,188        31,289         31,278
Amortization of deferred sales commissions                       7,260          8,387        23,141         24,558
Amortization of goodwill (note 3)                                    -          1,123             -          3,362
Depreciation                                                     1,431          1,395         4,423          3,786
Interest expense                                                   588            732         1,568          1,971
-------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSSES) BEFORE INCOME TAXES                           (1,569)        (5,449)        2,157         (2,399)
Income taxes
     Current                                                     1,822          2,391         7,276          8,680
     Future                                                     (2,004)        (4,312)       (5,760)        (7,853)
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSSES) FOR THE PERIOD                        $   (1,387)    $   (3,528)   $      641     $   (3,226)
===================================================================================================================

===================================================================================================================
RETAINED EARNINGS AT BEGINNING OF PERIOD                    $   13,896     $   22,511    $   13,504     $   23,845
Net earnings (losses) for the period                            (1,387)        (3,528)          641         (3,226)
Dividends
     Common and special shares                                    (830)             -          (830)            -
     Preference shares                                            (818)          (818)       (2,454)        (2,454)
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                          $   10,861     $   18,165    $   10,861     $   18,165
===================================================================================================================

===================================================================================================================
NET LOSSES PER SHARE
     Basic and diluted losses per share                     $    (0.04)    $    (0.08)    $   (0.03)    $    (0.10)
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


THIRD QUARTER 2002                                                            31

DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
                          DUNDEE WEALTH MANAGEMENT INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


For the three and nine months ended September 30, 2002 and 2001 (expressed in thousands of dollars) (unaudited)
=================================================================================================================================
                                                                                    Three Months                  Nine Months
                                                                                2002           2001          2002           2001
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (losses)                                                     $   (1,387)    $   (3,528)   $      641     $   (3,226)
Non-cash items:
     Depreciation and amortization                                             8,691         10,905        27,564         31,706
     Future income taxes                                                      (2,004)        (4,312)       (5,760)        (7,853)
     Other                                                                       790         (1,198)        2,099           (965)
---------------------------------------------------------------------------------------------------------------------------------
                                                                               6,090          1,867        24,544         19,662
Changes in:
     Accounts receivable                                                       1,089          2,284        11,674         10,605
     Securities owned, net of securities sold short                           (3,838)          (198)       (4,123)          (619)
     Client accounts receivable, net of deposits and related liabilities        3,908         3,841        (28,945)       24,220
     Current taxes payable                                                       (57)         1,821        (3,851)            98
     Bank indebtedness                                                           776          4,068         8,115        (18,288)
     Accounts payable and accrued liabilities                                 (3,705)        (2,118)       (4,840)       (16,078)
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATING ACTIVITIES                                        4,263         11,565         2,574         19,600
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales commissions paid on distribution of mutual funds                        (6,428)        (3,894)      (19,661)       (12,728)
Acquisition of corporate investments                                             (80)        (1,640)         (400)        (4,980)
Proceeds on dispositions of corporate investments                                172          1,700         1,703          2,192
Acquisition of business, less cash therein of $32 (note 2)                   (10,712)             -       (10,712)             -
Additions to capital and other assets                                         (2,245)        (2,661)       (3,380)        (7,451)
---------------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                            (19,293)        (6,495)      (32,450)       (22,967)
---------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in amounts due to parent                                    (476)         5,617        (6,361)          (984)
Increase (decrease) in corporate debt                                           (344)          (436)        1,488          3,535
Issuance of common shares                                                        488            396         1,479            998
Dividends paid on common and special shares                                     (830)             -          (830)             -
Dividends paid on preference shares                                                -           (818)       (1,636)        (2,454)
---------------------------------------------------------------------------------------------------------------------------------
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES                             (1,162)         4,759        (5,860)         1,095
---------------------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH DURING THE PERIOD                            (16,192)         9,829       (35,736)        (2,272)
Cash and short term investments, beginning of period                          75,650         71,794        95,194         83,895
---------------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD                            $   59,458     $   81,623    $   59,458     $   81,623
=================================================================================================================================

Cash flows from operating activities include the following:
     Interest paid                                                        $      588     $      732    $    1,568     $    1,971
     Taxes paid                                                           $    2,220     $      862    $   12,169     $    9,470
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


32                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


--------------------------------------------------------------------------------
                          DUNDEE WEALTH MANAGEMENT INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For the three and nine months ended September 30, 2002 and 2001
(tabular amounts expressed in thousands of dollars except per share amounts) (unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     The interim consolidated financial statements of Dundee Wealth Management Inc. (the "Company" or "Dundee Wealth") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

2.   BUSINESS ACQUISITIONS

     Acquisition of Canadian First Financial Group Inc. ("CFFG")

     In August 2002, the Company completed a share acquisition of the issued and outstanding shares of CFFG, a public financial services company.CFFG's major operating subsidiaries include Ross Dixon Financial Services Limited ("Ross Dixon") and Hewmac Investment Services Inc. ("Hewmac"), both mutual fund dealers, and Canadian Mortgage Services Inc. (now Dundee Mortgage Services Inc.). The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair values on acquisition. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and additional obligations in the amount of $2,660,000. The amount by which the total purchase price exceeded the estimated fair value of the tangible net assets acquired was $12,926,000 and has been included in "Capital and other assets" on the balance sheet.

      ==========================================
      Estimated fair value of tangible
        assets acquired, net of
        liabilities assumed            $    478
      Aggregate purchase price           13,404
      -----------------------------------------
      Excess of purchase price over
        the estimated fair value of
        tangible net assets acquired   $ 12,926
      =========================================

     On September 27, 2002, the operations of Ross Dixon and Hewmac were reorganized by way of amalgamation and asset transfer, thereby integrating the operations of Ross Dixon and Hewmac with that of Dundee Private Investors Inc., the Company's mutual fund dealer subsidiary.


THIRD QUARTER 2002                                                            33

DUNDEE WEALTH MANAGEMENT INC.


3.   CHANGES IN ACCOUNTING POLICIES

     Goodwill and Other Intangible Assets

     On January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and certain other intangible assets with an indefinite life are no longer amortized. Included in the Company's balance sheet is $87,800,000 of goodwill and other intangible assets. These assets were not amortized in the first nine months of 2002. Previously, these assets were amortized on a straight line basis over 20 years. The new guideline requires impairment testing on the carrying value of goodwill and other intangible assets. Management has assessed its goodwill carrying value as at December 31, 2001 by applying fair-value-based tests and has determined that there is no impairment.

     The effects of the above change in accounting policy to the interim consolidated financial statements had the requirements of Section 3062 been applied retroactively to 2001 would be as follows:


     ===================================================================================================================
                                                                        2002                      2001
                                                                  3rd Quarter          YTD     3rd Quarter          YTD
     -------------------------------------------------------------------------------------------------------------------
     Reported income (losses)                                        $ (1,387)    $    641        $ (3,528)    $ (3,226)
     Add back amortization of goodwill and
       other intangible assets, net of tax                                  -            -           1,068        3,185
     Net income (losses) adjusted for amortization
       of goodwill and other intangible assets                       $ (1,387)    $    641        $ (2,460)    $    (41)
     Basic and diluted losses per share as previously reported       $  (0.04)    $  (0.03)       $  (0.08)    $  (0.10)
     Basic and diluted losses per share adjusted for
       amortization of goodwill and other intangible assets          $  (0.04)    $  (0.03)       $  (0.06)    $  (0.05)
     ===================================================================================================================

     Share-based Compensation

     The Company implemented the requirements of CICA Handbook Section 3870, "Stock-based Compensation" on January 1, 2002. This section requires the use of a fair-value-based method to account for certain types of share-based compensation arrangements. In the second quarter, the Company issued 50,000 common shares in consideration of services provided by an outside consultant and recognized a corresponding expense of $276,000.

     The Company may issue shares pursuant to its Share Incentive Plans. Details of the Company's Share Incentive Plans are included in note 10 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2001.


34                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


     Share Purchase Plans

     During the first nine months of 2002, participants contributed $1,480,000 to the Share Purchase Plans and received 353,337 common shares issued from treasury. The Company and its subsidiaries recognized compensation expense of $1,197,000 in respect of the Share Purchase Plans of which $699,000 was used to purchase common shares in the open market and $498,000 was used to issue common shares from treasury.

     Share Option Plans

     The Company has amended the terms of the Share Option Plan components of the Share Incentive Plans. Awarding of share options under the terms and conditions of the amended plans will not result in compensation expense when granted, but will be credited to shareholders' equity when the share option is ultimately exercised. Under Section 3870, the Company is allowed to continue its existing policy of not recording compensation cost on the grant of share options to employees, with the addition of pro forma information, including pro forma earnings and earnings per share information as if the entity had accounted for employee share options under the fair value method. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the Company's operating results.

     In the current year the Company granted 650,500 options at a weighted average exercise price of $5.38. The options become exercisable as to 20% of the common shares, on a cumulative basis, on the first five anniversary dates following the date of grant. The options expire 10 years from the date of grant.

     The Company is obliged by the CICA to provide pro forma earnings and other related information for employee share options by using an option-pricing model that includes volatility. Because of the backwards look and subjective nature of the various assumptions required to make this valuation, the Company believes that this methodology may produce results that are misleading, and may in fact be erroneous. Nevertheless, the calculated value in accordance with the CICA requirements, calculated on a weighted average basis is as follows:

     ===========================================================================
     Risk free rate                                    5.106%
     Dividend yield                                    0.000%
     Volatility factor                                45.261%
     Weighted average expected option life (years)          6

                                               Three Months         Nine Months
                                               to 30-Sep-02        to 30-Sep-02
                                               ---------------------------------
     Earnings (losses) as reported               $   (1,387)         $      641
     Calculated value of options                     (1,036)             (2,263)
     ---------------------------------------------------------------------------
     Pro forma losses                            $   (2,423)         $   (1,622)

     Basic and diluted losses per share          $    (0.04)         $    (0.03)
     ---------------------------------------------------------------------------


THIRD QUARTER 2002                                                            35

DUNDEE WEALTH MANAGEMENT INC.


     Share Bonus Plans and Deferred Share Bonus Plans

     During the nine months ended September 30, 2002, the Company issued 3,717 common shares from treasury in settlement of directors' fees and otherwise issued 151,964 common shares from treasury as payment for other compensation costs. The Company recognized compensation expense of $599,000 in respect of these shares. In addition, during the nine months ended September 30, 2002, the Company approved the issuance of 380,883 common shares to certain employees and independent financial advisors, conditional on such participants remaining employees of the Company until specified dates, and in certain circumstances, meeting specified sales performance targets. Although these shares will only be issued when these conditions are met, the new requirements of Section 3870 require the recognition of the associated compensation expense when:

     o In the case of shares to be issued conditional on the employee remaining with the organization until specified dates, compensation expense will be recognized evenly over the period between the date of grant and the specified date; and

     o In the case of shares to be issued conditional on employees achieving certain sales targets, then pro-rated based on sales levels reached during the reporting period relative to the target sales level.

     Compensation expense is measured using the fair market value of the common shares on the date of grant. Accordingly, the Company has recognized compensation expense of $350,000. Because the terms of the plan are such that compensation will ultimately be paid using shares of the Company, the offsetting entry to compensation expense has been included in contributed surplus. Compensation expense may be adjusted in future periods to account for departures of a participant, if the departure occurs prior to the participant achieving the requirements of share issuance, at which time entitlement to common shares will be forfeited by the participant.

4.   SEGMENTED INFORMATION

     Financial information is presented according to the following operating segments:

     Investment Management

     The investment management segment includes the operating results of the Company's investment management subsidiary, Dynamic, and the operations of the Dynamic CMP group of companies. This segment provides investment management and administrative services to the Dynamic, Dynamic Power, and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, high net-worth private individuals, corporations and foundations.

     Brokerage

     The brokerage segment includes the operating results of the Company's retail distribution and brokerage subsidiaries, Dundee Securities, Dundee Private and CFFG. The segment also includes the operating results of Dundee Insurance, an insurance broker. The brokerage segment is engaged in retail distribution of financial products and is also engaged in institutional sales, trading, research and investment banking.


36                                                            THIRD QUARTER 2002

                                                   DUNDEE WEALTH MANAGEMENT INC.


     Segmented Components of Net Earnings

     =============================================================================================================================
     SEGMENTED PRE TAX                                               Investment
     EARNINGS (LOSSES)                                               Management                Brokerage                    TOTAL
     -----------------------------------------------------------------------------------------------------------------------------
     For the nine months ended September 30,                   2002        2001         2002        2001        2002         2001
     -----------------------------------------------------------------------------------------------------------------------------
     Revenue                                               $ 89,847    $ 88,269    $ 104,770    $ 92,526    $194,617    $ 180,795
     Expenses                                                50,527      52,860      109,602      93,312     160,129      146,172
     -----------------------------------------------------------------------------------------------------------------------------
     EBITDA                                                  39,320      35,409       (4,832)       (786)     34,488       34,623
     Depreciation and amortization                           25,440      26,740        2,466       1,808      27,906       28,548
     Amortization of goodwill                                     -       1,800            -       1,562           -        3,362
     Interest expense                                           231         340          765         984         996        1,324
     -----------------------------------------------------------------------------------------------------------------------------
                                                           $ 13,649    $  6,529    $  (8,063)   $ (5,140)      5,586        1,389
     Corporate and other non segmented items                                                                  (2,340)      (3,300)
     Intersegment revenues, net of intersegment expenses                                                      (1,089)        (488)
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            $  2,157     $  (2,399)
     =============================================================================================================================

     =============================================================================================================================
     SEGMENTED PRE TAX                                               Investment
     EARNINGS (LOSSES)                                               Management                Brokerage                    TOTAL
     -----------------------------------------------------------------------------------------------------------------------------
     For the three months ended September 30,                  2002        2001         2002        2001        2002         2001
     -----------------------------------------------------------------------------------------------------------------------------
     Revenue                                               $ 27,943    $ 28,020    $  30,595    $ 26,437    $ 58,538    $  54,457
     Expenses                                                16,534      17,584       33,896      29,235      50,430       46,819
     -----------------------------------------------------------------------------------------------------------------------------
     EBITDA                                                  11,409      10,436       (3,301)     (2,798)      8,108        7,638
     Depreciation and amortization                            8,033       9,161          798         691       8,831        9,852
     Amortization of goodwill                                     -         602            -         521           -        1,123
     Interest expense                                            68         160          306         385         374          545
     -----------------------------------------------------------------------------------------------------------------------------
                                                             $  3,308  $    513    $  (4,405)   $ (4,395)     (1,097)      (3,882)
       Corporate and other non segmented items                                                                  (102)      (1,394)
       Intersegment revenues, net of intersegment expenses                                                      (370)        (173)
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                                            $ (1,569)   $  (5,449)
     =============================================================================================================================

5.   SUBSEQUENT EVENT

     On October 2, 2002, the Company completed an internal reorganization whereby it transferred substantially all of its assets and liabilities, including its interest in all of its operating subsidiaries, to DWM Inc. ("DWM"), a wholly-owned subsidiary. Immediately thereafter, DWM acquired all of the outstanding shares of StrategicNova Inc. (now DynamicNova Inc.), a company offering a full range of mutual funds and investment products. The acquisition of DynamicNova, with approximately $2.1 billion of assets under management, increases Dynamic's asset base as of the date of acquisition by 33% to approximately $8.3 billion. DWM intends to amalgamate the operations of DynamicNova with those of Dynamic on January 1, 2003.

     CDP Capital - Financial Services, the former majority shareholder of StrategicNova, received shares of DWM as consideration, exchanged approximately $31 million of loans from StrategicNova to equity in DWM and invested a net amount of $15 million in cash to hold, in the aggregate, 12,758,600 common shares of DWM, or approximately 18.3%. CDP Capital - Financial Services also holds an option to acquire an additional 1,000,000 common shares of DWM at $10 per share until October 1, 2003. Dundee Wealth owns 56,969,001 common shares of DWM or 81.7%.


THIRD QUARTER 2002                                                            37

DUNDEE WEALTH MANAGEMENT INC.


     The acquisition will be accounted for as a purchase transaction and accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their estimated fair market values on the date of acquisition. Any amount by which the total purchase price exceeds the estimated fair value of the net assets acquired will be included in goodwill and other intangible assets. Dundee Wealth expects to record goodwill and other intangibles of approximately $110 million, deferred sales commission assets with a book value of $33 million, and additional debt of approximately $32 million. The aggregate of non controlling interest and shareholders' equity is expected to increase to approximately $290 million, including a dilution gain resulting from the investment by CDP Capital - Financial Services in DWM, of $63 million, net of tax. In addition, the Company's share of earnings of DynamicNova will be included in the Company's consolidated net earnings from the date of acquisition. The following table illustrates the pro forma impact of the DynamicNova acquisition to the balance sheet accounts of the Company.

     Consolidated Dundee Wealth Management Inc.

     Pro Forma Information as at September 30, 2002


     ===================================================================================================================
                                                                                                               Pro Forma
                                             Dundee Wealth         DynamicNova          Transaction        Dundee Wealth
     -------------------------------------------------------------------------------------------------------------------
     Assets
     Cash and short term investments             $  59,458            $ 10,687             $ 12,660            $  82,805
     Deferred sales commissions                     53,430              32,703                    -               86,133
     Goodwill and other intangible assets           88,036              83,632               27,537              199,205
     Other assets                                  310,753              20,738                    -              331,491
     -------------------------------------------------------------------------------------------------------------------
                                                 $ 511,677            $147,760             $ 40,197            $ 699,634
     ===================================================================================================================

     Liabilities
     Bank indebtedness                           $   8,115            $      -             $      -            $   8,115
     Amounts due to parent                           7,044                   -                    -                7,044
     Corporate debt                                 26,115              63,194              (31,000)              58,309
     Other liabilities                             296,282              23,242               15,477              335,001
     -------------------------------------------------------------------------------------------------------------------
                                                   337,556              86,436              (15,523)             408,469
     -------------------------------------------------------------------------------------------------------------------

     Non controlling interest                            -                 377               53,568               53,945

     Shareholders' equity
     Share capital                                 163,260             164,713             (164,713)             163,260
     Dilution gain, net of tax of $11,188                -                   -               63,099               63,099
     Retained earnings                              10,861            (103,766)             103,766               10,861
     -------------------------------------------------------------------------------------------------------------------
                                                   174,121              60,947                2,152              237,220
     -------------------------------------------------------------------------------------------------------------------
                                                 $ 511,677            $147,760             $ 40,197            $ 699,634
     ===================================================================================================================

     Dundee Wealth, and certain subsidiaries of Dundee Wealth, including DWM and Dynamic, have entered into agreements with Dundee Bancorp (the "Support Agreements"), pursuant to which the parties agree to comply with all covenants and provisions of the Dundee Bancorp $150 million Senior Debentures. Under the terms of the Support Agreements, Dundee Bancorp is indemnified and secured with respect to any losses that may arise from a breach by the other parties of the Support Agreements. In addition, as part of the StrategicNova acquisition, the Company is in the process of renegotiating its credit facilities with a major Canadian bank, and has entered into a shareholders agreement with CDP Capital - Financial Services.


38                                                            THIRD QUARTER 2002

                                EXECUTIVE OFFICE
                                Scotia Plaza, 55th Floor
                                40 King Street West
                                Toronto, Ontario M5H 4A9

                                REGISTRATION AND
                                TRANSFER AGENT
                                Computershare Trust Company of Canada
                                100 University Avenue, 9th Floor
                                Toronto, Ontario M5J2Y1
                                Tel: (416) 981-9633
                                Fax: (416) 981-9800
                                Toll Free: 1 (800) 663-9097

                                STOCK LISTINGS
                                The Toronto Stock Exchange

                                STOCK SYMBOLS
                                Dundee Bancorp Inc.
                                DBC.A

                                Dundee Wealth Management Inc.
                                DW - Common Shares
                                DW.WT - Warrants


[LOGO]  DUNDEE                   [LOGO] DUNDEE
        WEALTH MANAGEMENT               BANCORP INC.
        ------------------
          BLUE-CHIP GROWTH

        www.dundeewealth.com            www.dundeebancorp.com

MOE 113 703.1102.DBI